UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa Incorporated
(Translation of Registrant's name into English)

Av. Apoquindo N° 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

On April 20th, 2004 the registrant filed a report with the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) which included information of the registrant’s financial statements and results of its operations for the six month period ended on September 30, 2004. Attached is a free translation of the financial statements and results of operations from the original document in Spanish. The financial information included in this report was prepared according to the accounting principles generally accepted in Chile and does not include reconciliation to generally accepted accounting principles in the United States.

MASISA S.A.
( Free translation from the original in Spanish)

	As of September 30,
	2004	2003
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

ASSETS

CURRENTS ASSETS
Cash and Banks	10,353	19,342
Time deposits	8,484	0
Marketable securities (net)	821	0
Accounts receivable (net)	77,626	53,206
Notes receivable (net)	8,134	7,228
Sundry debtors	8,579	6,404
Notes and accounts receivable from related companies	5,381	2,502
Inventories (net)	82,899	78,062
Recoverable taxes	11,171	8,646
Prepaid expenses	3,659	1,492
Deferred taxes	0	837
Other current assets	1,424	31,987

Total current assets	218,531	209,706

FIXED ASSETS
Land	65,797	64,770
Buildings and infrastructure	105,192	106,098
Machinery and equipment	488,573	488,267
Other fixed assets	170,364	152,447
Asset reappraisal	0	0
Less: depreciation	(206,434)	(184,273)

Total fixed assets	623,492	627,309

OTHER ASSETS
Investments in related companies	0	0
Investments in other companies	54	9
Goodwill	1,356	1,296
Negative goodwill	(1,779)	(2,066)
Long term receivable	3,308	1,331
Notes and accounts receivable from related companies	597	3,297
Deferred taxes	0	0
Intangible assets	0	0
Amortization (less)	0	0
Other Assets	6,571	4,198

Total other assets	10,107	8,065

TOTAL ASSETS	852,130	845,080

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	As of September 30,
	2004	2003
CONSOLIDATED BALANCE SHEET	THUS$	THUS$

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Due to banks and financial institutions short/term	1,563	59,867
Short/term portion of long/term liabilities to banks and financial institutions	17,880	57,965
Short-term portion of long term Bonds	11,492	10,400
Other long/term liabilities due within one year	192	305
Dividends payable	170	160
Accounts payable	29,621	23,712
Notes payable	785	0
Sundry creditors	1,477	1,482
Notes and accounts payable to related companies	4,100	2,080
Provisions	6,667	4,479
Withholdings	3,863	2,248
Income tax	1,543	0
Unearned income	1	52
Deferred taxes	278	0
Other current payable	10	5

Total current liabilities	79,642	162,755

LONG-TERM LIABILITIES
Due to banks and financial institutions	83,360	119,063
Bonds Payable	117,401	36,000
Notes payable	0	0
Sundry creditors	38	210
Notes and accounts payable to related companies	0	0
Provisions	671	71
Deferred taxes	4,682	5,685
Other long term payable	15,024	9,772

Total long-term liabilities	221,176	170,751

Minority interest	68,255	64,363

SHAREHOLDERS' EQUITY
Paid/up capital stock	237,022	237,022
Capital revaluation reserve	0	0
Share premium account	0	0
Reserve on reappraisal of fixed asset	0	0
Other reserves	61,094	58,794
Accumulated deficit for development period (less)	0	0

Retained Earnings	184,941	151,395

Reserve future dividends	133,082	127,315
Accumulated profits	18,568	18,568
Accumulated losses (less)	0	0
Net income for the period	33,291	5,512
Interim dividends (less)	0	0

Total shareholders' equity	483,057	447,211

Total liabilities and shareholders' equity	852,130	845,080

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period Ended September 30,
	2004	2003
CONSOLIDATED STATEMENT OF INCOME	THUS$	THUS$

Sales	293,133	201,468
Cost of sales (less)	(206,796)	(154,773)
Gross margin	86,337	46,695
Selling and administrative expenses (less)	(33,725)	(29,555)

OPERATING RESULT	52,612	17,140

Financial Income	1,413	2,273
Income on investments in related companies	0	0
Other non operating income	2,621	1,103
Loss on investments in related companies (less)	(4)	(89)
Amortization of goodwill (less)	(64)	(214)
Financial expenses (less)	(11,887)	(10,961)
Other non/operating expenses (less)	(7,127)	(1,154)
Price/level restatement	0	0
Exchange Differences	17	(213)

NON /OPERATING RESULT	(15,031)	(9,255)

Result before income taxes and minority interest	37,581	7,885
Income taxes (less)	(3,962)	(1,323)
Consolidated Profit (Loss)	33,619	6,562
Minority interests	(403)	(1,132)
Amortization negative goodwill	75	82

NET INCOME	33.291	5,512

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period ended September 30,
	2004	2003
CONSOLIDATED STATEMENT OF CASH FLOW	THUS$	THUS$

Cash flow from operating activities
Collection of accounts receivable	350,093	241,583
Interest income receivable	2,275	169
Dividends and other distributions received	0	0
Other income	8,609	12,628
Payments of suppliers and personnel (less)	(282.509)	(217.370)
Interest paid (less)	(9,508)	(3,989)
Income tax paid (less)	(3,868)	(6,491)
Other expenses paid (less)	(1,428)	(1,968)
V.A.T. and similar paid (less)	(9,152)	(7,844)

Net positive (negative) cash flow from operating activities	54,512	16,718

Cash flow from financing activities
Issuance of cash shares	0	0
Loans drawn	37,685	74,708
Bonds issued	0	0
Documented loans from related companies	0	0
Other loans from related companies	0	0
Other financing sources	0	1,037
Dividends paid (less)	(3,825)	(4,407)
Distribution of paid in capital (less)	0	0
Loans repaid (less)	(87,727)	(25,511)
Bonds paid (less)	(9,000)	(25,000)
Repayment of documented loans from related companies (less)	0	0
Repayment of other loan form related companies (less)	0	0
Stock issuance expense (less)	0	0
Other financing disbursements (less)	0	(88)

Net positive (negative) cash flow from financing activities	(62,867)	20,739

Cash flow from investment activities
Sales of fixed assets	95	65
Sales of permanent investments	0	0
Sales of other investments	236	0
Collection of documented loans to related companies	0	0
Collection of other loans to related companies	0	0
Other investment income	28,502	225
Acquisition of fixed assets (less)	(17,437)	(18,804)
Interest capitalized repaid (less)	(1,728)	(1,835)
Permanent investments (less)	0	0
Investments in securities (less)	0	0
Documented loans to related companies (less)	0	0
Other loans to related companies (less)	(405)	0
Other investment disbursements (less)	0	0

Net positive (negative) cash flow from investment activities	(19,239)	(20,349)

Net total positive (negative) cash flow of the period	908	17,108

Effect of inflation on cash and cash equivalents	0	0

Net change in cash and cash equivalents (less)	908	17,108

Initial balance of cash and cash equivalents	19,781	2,234

Final balance of cash and cash equivalents	20,689	19,342

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.
(Free translation from the original in Spanish)

	For the three-month period ended September 30,
	2004	2003
RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES	THUS$	THUS$

Net income (loss) for the period	33,291	5,512

Results on sales of assets:
(Profit) loss on sales of fixed assets	(1,858)	(54)
(Profit) on sales of investments	0	0
Loss on sales of investments	0	0
(Profit) loss on sales of other assets	0	0

Charges (credits) to income not affecting cash flow:
Depreciation for the period	20,350	19,766
Amortization of intangibles	240	173
Write/off and provisions	6,112	(769)
Income from investment in related companies (less)	0	0
Loss on investment in related companies	4	89
Amortization of goodwill	64	214
Amortization of negative goodwill (less)	(75)	(82)
Net price/level restatements	0	0
Net exchange difference	(17)	213
Other credit to income not affecting cash flow (less)	(261)	(200)
Other changes to income not affecting cash flow	4,148	2,998

Changes in assets, affecting cash flow:
Decrease (increase) in accounts receivable	(21,414)	(6,936)
Decrease (increase) in inventories	(4,269)	(11,175)
Decrease (increase) in other assets	(2,323)	(5,597)

Changes in liabilities, affecting cash flow:
Increase (decrease) in accounts payable related to operating income	(11,777)	7,351
Increase (decrease) in interest payable	(1,375)	2,244
Net Increase (decrease) in income taxes payable	584	(4,956)
Increase (decrease) in other accounts payable related to non/operating income	595	363
Net increase (decrease) value added tax and similar payable	5,786	6,432
Profit (loss) of minority interest	403	1,132

Net positive (negative) cash flow from operating activities	54,512	16,718

The accompanying Notes N° 1 to 29 form an integral part of these consolidated financial statements.

MASISA S.A.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2004 AND 2003
(Free translation from the original in Spanish)

NOTE 1- COMPANY REGISTRATION

The Parent Company, MASISA S.A., is a quoted stock corporation, registered under N°132 in the Official Company Register and is therefore governed by the rules of the Superintendencia de Valores y Seguros de Chile (Chilean Superintendent of Securities and Insurance) and of the Securities and Exchange Commission of the U.S.A.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a) Accountant Period

The following financial statements correspond to the period between January 1, 2004 and September 30, 2004, and are presented compared to the same period of 2003.

b) Currency used in accounting

By the Resolution N° 259 of the Chilean Internal Taxes Service , dated April 10, 2003, the Company was authorized to have its accounting in dollars of the United States of America from January 1, 2003. Otherwise, dated October 10, 2003, the Chilean Superintendence of Securities and Insurance authorized the Company to present its financial statements and quarters FECUs in dollars of the United States of America.

c) Consolidated financial statements preparation basis.

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in Chile and the specific accounting regulations of the Superintendent of Securities and Insurance (“SVS”). If any discrepancy exists between both entity’s regulations, those of the Superintendent of Securities and Insurance will primate.

d) Presentation basis.

The current financial statements have been issued in dollars of the United States of America, for which no updating factor have been applied to the numbers in this document.

e) Consolidated basis.

The Consolidated Financial Statements includes the assets, liabilities, result and statement of cash flows of the Company and its direct or indirect subsidiaries

The following is a list of the consolidated subsidiaries:

			Ownership as of
			September 30,2004		September 30,2004
RUT	Company	Business	Direct	Indirect	Total	Total

79,554,560-3	Inversiones Coronel Limitada	Investments	99.9842	0.0158	100.0000	100.0000
79,959,070-0	Masisa Inversiones Limitada	Investments	99.9973	0.0027	100.0000	100.0000
77,790,860-K	Masisa Partes y Piezas Limitada		99.8000	0.2000	100.0000	100.0000
81,507,700-8	Forestal Tornagaleones S.A.	Wood products and by-products processing	60.4538	0.0000	60.4538	60.4492
79,616,940-0	Masisa Concepción Limitada		0.0100	99.9900	100.0000	100.0000
Foreign	Masisa Overseas Ltd.	Investments/Fund Raising	100.000	0.0000	100.0000	100.0000
Foreign	Maderas y Sintéticos del Perú S.A.C.		99.0114	0.8897	99.9011	99.9011
Foreign	Maderas y Sintéticos de Mexico S.A. de C.V.	Wood products and by/products processing	0.0002	99.9998	100.0000	100.0000
Foreign	Maderas y Sintéticos Servicios S.A. de C.V.		1.0000	99.0000	100.0000	100.0000
Foreign	Masisa Ecuador S.A.		0.1000	99.9000	100.0000	100.0000
Foreign	Masisa do Brazil Limitada	Particleboard and MDF Commercialization	0.0024	99.9976	100.0000	100.0000
Foreign	Masisa Argentina S.A.	Wood products and by/products processing	0.0000	100.0000	100.0000	100.0000
Foreign	Forestal Tornagaleones Overseas Ltd.		0.0000	0.0000	0.0000	60.4492
Foreign	Forestal Argentina S.A.		0.0000	30.2873	30.2873	30.2851

The effects of unrealized results form transactions with subsidiaries have been eliminated.

In the subsidiary’s Forestal Tornagaleones S.A. Extraordinary Board Meeting held on November 11, 2003, its Board agreed to proceed with the liquidation and dissolution of its subsidiary FTG Overseas Ltd. On December 31, 2003, the documents needed to proceed with the liquidation and dissolution of FTG Overseas Ltd. were presented to the Record of Societies in which FTG Overseas Ltd. was registered and which managed the legal existence of the company. Thus, and as of December 31, 2003, the FTG Overseas Ltd. liquidator distributed the assets, liabilities, rights and obligations of FTG Overseas Ltd. to its controlling and only shareholder Forestal Tornagaleones S.A.

f) Price-level restatement

The subsidiaries that carries their accounting figures in Chilean pesos, have adjusted their financial statements in order to recognize the effects on the variation of the price level restatement of that currency. For this effects, the current legal dispositions have been applied. These restatements have been calculated based on the variations in the official Consumer Price Index on a previous month basis, which was 1.9% in 2004 (1.20% in 2003).

g) Foreign currency

The Company is authorized to have its accounting and present its financial statements in American dollars. The American dollar is used as common currency and thus assets and liabilities corresponding to different currencies have been expressed in American dollars at the exchange rates of the end of each period. The exchange differences are accounted in results. As of September 30 2004 and 2003 the main closing exchange rates used, expressed in US dollars, were the following:

Currency		2004 US$	2003 US$

Chilean pesos	Ch$	608.90	660.97
Argentine Pesos	Ar$	2.9810	2.9150
Real (Brazil)	$R	2.8586	2.9234
Mexican Peso	MxN	11.4288	11.0400
Unidad de Fomento (U.F.)	U.F.	0.035420	0.0390044

h) Financial Investments

Time deposits are presented at inverse value plus interests and readjustments accrued at the end of each period and are classified under the category of the same name.

i) Inventories

The inventories are valued at production cost or at the acquisition cost including indirect manufacturing costs, and its balance is determined by the weighted average price method plus.

The Company makes obsolescence inventory provisions, that are presented deducted from the original.

The timber resources presented in this account has been determined in accordance with a technical appraisal, as explained in the note 2k). As of September 30, 2003, this account includes the expenses related to roads built for the harvesting, which were valued at their cost and accounted at its cost of sales, in the time the forests associated are exploited and sold.

The amount thus determined does no exceed their corresponding market values.

j) Allowance for doubtful accounts

The company has recorded allowances to cover the possible non-collection of account receivables, which are shown as a deduction from account receivables. The allowances were calculated considering a 1% of the local account receivables plus others specific account receivables of doubtfully recovery.

k) Fixed assets

Fixed assets , excluding plantations, are presented at their acquisition or construction cost value, price level restated at December 31, 2002, date in which the figures were converted to American dollars. The costs mentioned includes the actual financial cost incurred by the company, until those assets were in conditions to be used, applying effective financing cost rate.

Major maintenance expenses are incorporated into assets and then amortized over the period between the maintenance and the scheduled next major maintenance those items with significant relative value are depreciated in the same period of are as the fixed asset with which they are associated and spare parts that are periodically used are charged to production cost when utilized.

The forestry plantations value is determined in accordance with a technical appraisal. The value over the book value thus estimated , that includes the financing value during the growing period, has been accounted with surplus to the forestry reserve fund in the Net worth of the respective subsidiary.

Indefinitely inactive fixed assets have been classified in the item Other Long Term Assets and are shown at their estimated realization value.

l) Fixed assets depreciation

Depreciation has been computed using the straight/line method, considering the remaining estimated useful life of each asset.

m) Leasing assets

Assets purchased under financial leasing are valued at the current value of the contract, which is set discounting the periodical installment and the purchase option at the interest rate established in the related contract, On the other hand, the respective obligation is shown in the short and long term portion net of non/accrued interests.

n) Investments in related companies

Investments in related companies are valued based on the equity method, eliminating unrealized profits and losses. Investments in companies located in other countries have been valued in accordance with Technical Bulletin N°64 of the Chilean Institute of Accountants.

In accordance to Circular N° 150 of the SVS, the Company had made an evaluation over the value of its subsidiaries assets in Argentina, Mexico and Brazil, and over the cash flows this subsidiaries produce, the Company had concluded that it don’t need to make any adjustment for this concept, due to there has been no significant decay in the recuperation value of those respective assets.

o) Goodwill and negative Goodwill

This item represents the difference between the acquisition value of shares of the related company and its proportional equity value at the date of purchase. This differences are amortized in the following steps:

Goodwill

The acquisition of the former subsidiary Maderas y Paneles S.A., merged on august 31, 1993, was amortized in a period of 10 years, given the returns of the production management of the actual plant.

Goodwill corresponding to the purchase of the subsidiary Masisa Cabrero S.A., ex Fibranova S.A.. This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

Negative Goodwill

The capital’s raise of Forestal Tornagaleones S.A. in June 27th, 2002, generated a higher investment value for the Company . This value will be amortized in a period of 20 years.

p) Securities purchased under resale agreements

Are included in the account “Other Current Assets” and corresponds to the acquisition of financial assets that must be sold in the short term, and are presented at market value as of the purchase date plus the accrued interest as of the last day of the period. The value thus determined does not exceed the current market value.

q) Expenses of the issuance and placement of shares and debts titles

The society presents under the account “Other Assets”, the expenses of the issuance and placement of debt titles made in the 2003 exercise, which will be amortized in the terms of the respective debt.

r) Bonds payable

Bonds payable corresponds to the placement in Chile of unmaterialized bonds, which are valued at their nominal value plus readjustments and interests accrued at the closing date of the exercise. The difference between the nominal value and the placement value is registered as deferred asset. This asset is amortized in the term period of the obligation.

s) Income tax and Deferred taxs

The company has recognized its tax obligations in conformity with current legislation.

The effects produced by deferred taxes, as a consequence of temporal differences between the financial and tax purpose balance sheet, have been registered as per Technical Bulletin N° 60, 68, 69 and 71 of the Chilean Institute of Accountants and in the Circular N° 1,466 of the Superintendencia de Valores Seguros. The effects derived of the existing taxes at January 1 2000, that were not registered before, will be recognized on the results, starting in this year, to the extend that the temporal differences are reversed.

t) Sales

Sales are recognized on an accrual basis, at the moment of delivery of the products that the Company manufactures, which are given by underlying market conditions.

u) Derivative contracts

As of September 30, 2004, the Company keeps swap interest rates contracts with financial institutions. This contracts were defined as hedge and are registered by which is establishes in the Boletín Técnico Nro 57 of the Colegio de Contadores de Chile A.G.

The losses not accrued neither accomplished by this contracts are presented in “Other Assets”, and the results already accomplished are presented as financial expenses as of the closing date of this financial statements.

v) Software

The Company uses the system SAP R/3 version 4.6 C, acquired from SAP Chile S.A. , and has determined a depreciation period of 4 years.

w) Research and Development expenses

The Research and Development expenses are charged to the income of the period of which expenses were incurred. The Company has not incurred in significant Research and Development expenses.

x) Consolidated Statement of Cash Flows

As set forth the No 50 Technical Bulletin of the Accountant Institute of Chile and the Circular N° 1,312 of the Superintendencia de Valores y Seguros dated January 17, 1997, the Company has defined the following concepts related to the Statement of Cash Flows.

Cash Equivalent:
Every investment that meets the following conditions:
- May be quickly converted in a known amount of cash.
- The Company has the intention to do the this conversion in no more than 90 days.
- There is a minimum risk of a significant lose of value due to this investment

As of September 30, 2004, all the short-term investments of the company meet the mentioned conditions.

The Balance of cash and cash equivalents is as follows:

	Initial THUS$	Final Balance THUS$

2004
Cash	8,661	10,353
Time deposits	0	8,484
Marketable securities	0	821
Securities purchased under resale agreements	11,120	1,031

Total	19,770	10,574

2003
Cash	1,916	19,342
Time deposits	318	0
Marketable securities	0	0
Securities purchased under resale agreements	0	0

Total	2,234	19,342

Operating Activities:

Cash flows from operating activities includes all business-related cash flows, including interest paid, financial income and, in general, all flows that are not defined as related to investment or financing activities. It should be pointed out that this definition is broader than that used in the consolidated statement of income.

NOTE 3 - CHANGES IN ACCOUNTING PRINCIPLES

During the exercise comprise between January 1 and September 30, 2004, there have been no changes in the accounting principles for the current period in comparison to the previous period.

NOTE 4 – ACCOUNTS RECEIVABLE SHORT AND LONG TERM

	Currency

	Less than 90 days		More than 90 and less than 1 year			Currency total		Long-term

	09/30/2004	09/30/2003	09/30/2004	09/30/2003	Sub-Total	09/30/2004	09/30/2003	09/30/2004	09/30/2003

Account receivable	75,980	49,958	6,079	3,248	82,059	77,626	53,206	0	0
Non-collect receivables estimate	0	0	0	0	4,433
Notes receivable	7,297	5,394	1,451	1,834	8,748	8,134	7,228	0	0
Non-collect receivables estimate	0	0	0	0	614
Sundry debtors	3,535	6,206	5,369	198	8,904	8,579	6,404	3,308	1,331
Non-collect receivables estimate	0	0	0	0	325

Total Long Term receivable								1,331	3,308

Debtors’ profile

The debtors’ profile is presented as follow (net of allowances).

	2004	2003
	THUS$	THUS$

National receivables
Account receivables	27.455	14.086
Notes receivables	2.908	3.559
Short-term Sundry debtors	87	998
Long-term Sundry debtors	797	511

Foreign receivables

Account receivables	44,158	35,869
Account Receivables for local sales	38.34%	28.20%
Account Receivables for foreign sales	61.66%	71.80%

Notes receivables	5,099	3,128
Notes receivables in dollars	36.32%	53.22%
Notes receivables in other currencies	63.68%	46.78%

Short-term Sundry debtors	4,966	3,516
Sundry debtors in dollars	1.72%	22.11%
Sundry debtors in other currencies	98.28%	77.89%

Long-term Sundry debtors	182	896
Long-term Sundry debtors in dollars	81.41%	36.32%
Long-term Sundry debtors in other currencies	18.59%	63.68%

NOTE 5 - TRANSACTIONS WITH RELATED COMPANIES

Notes and accounts receivables from related companies in the short-term:

Sales of goods and services made by the Company from and to related companies in Chile are made in Chilean pesos and with a pay term not exceeding 60 days, without interest nor restatement . Export sales to foreign related companies are in American dollars, without interest and not exceeding 180 days.

Notes and accounts receivables from related companies in the long-term:

The long term account receivable for the subsidiary Forestal Río Calle Calle S.A. are summarized in American dollars (US$).

Notes and account receivable from related companies:

RUT	Company	Short-term		Long-term
		09/30/2004	09/30/2003	09/30/2004	09/30/2003

96,708,490-5	Terranova S.A.	0	41	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	126	0	597	3,297
Foreign	Masnova de Mexico S.A. de C.V.	1,320	1,322	0	0
Foreign	Terranova Colombia S.A.	231	574	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	0	147	0	0
Foreign	Amanco Guatemala S.A.	117	129	0	0
Foreign	Terranova Forest Products Inc.	2,883	121	0	0
Foreign	Amanco Costa Rica S.A.	397	98	0	0
Foreign	Nicalit S.A. (Amanco Nicaragua)	75	28	0	0
Foreign	Terranova Costa Rica S.A.	0	24	0	0
Foreign	Amanco el Salvador	168	10	0	0
Foreign	Hondilut S.A. (Amanco Honduras)	0	8	0	0
Foreign	Fibranova C.A.	64	0	0	0

TOTAL		5,381	2,502	597	3,297

a) Notes and accounts payables from related companies:

RUT	Company	Short-term		Long-term
		09/30/2004	09/30/2003	09/30/2004	09/30/2003

96,708,490-5	Terranova S.A.	185	334	0	0
96,626,060-2	Forestal Río Calle Calle S.A.	0	29	0	0
Foreign	Forestal Terranova Mexico S.A.de C.V.	3,866	0	0	0
Foreign	Hondilut S.A. (Amanco Honduras)	7	0	0	0
Foreign	Fibranova C.A.	0	1,677	0	0
Foreign	Terranova Brasil Limitada	42	40	0	0

TOTAL		4,100	2,080	0	0

b) come from relate companies and persons:

				09/30/2004		09/30/2003
Company	RUT	Relationship	Concept	Amount THUS$	Effect on Income, Profit (loss) (loss) (loss) THUS$	Amount THUS$	Effect on Income, Profit (loss) (loss) (loss) THUS$

Terranova S.A.	96,708,490-5	Common director	Reimburse invoice	72	0	160	0
Terranova S.A.	96,708,490-5	Common director	Purchase of raw materials	1,095	0	9	0
Terranova S.A.	96,708,490-5	Common director	Remittance granted	422	0	18	0
Terranova S.A.	96,708,490-5	Common director	Purchase of raw materials	39	(27)	1,257	0
Terranova S.A.	96,708,490-5	Common director	Paid invoice	52	0	1,266	0
Terranova S.A.	96,708,490-5	Common director	Sales of products	10	2	0	0
Terranova S.A.	96,708,490-5	Common director	Administration services	82	0	0	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Interest	47	47	0	0
Forestal Rio Calle Calle S.A.	Foreign	Associated	Services invoice	157	0	0	0
Masnova de México S.A. de C.V.	Foreign	Common director	Reimburse invoice	0	0	2,141	0
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Logistics service	776	163	671	(671)
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Administration services	266	174	54	(54)
Forestal Terranova Mexico S.A. de C.V.	Foreign	Common director	Boards purchase	7,332	(7,332)	0	0
Fibranova C.A.	Foreign	Common director	Recovery of expenses received	7	0	0	0
Fibranova C.A.	Foreign	Common director	Sales of products and spare parts	2,056	432	0	0
Fibranova C.A.	Foreign	Common director	Boards purchase	0	0	4,194	(4.194)
Fibranova C.A.	Foreign	Common director	Reimburse invoice	231	0	167	0
Fibranova C.A.	Foreign	Common director	Services and expenses invoice	0	0	278	0
Terranova Costa Rica S.A.	Foreign	Common director	Sales of products	0	0	186	12
Terranova Costa Rica S.A.	Foreign	Common director	Reimburse invoice	0	0	267	0
Terranova Colombia S.A.	Foreign	Common director	Sales of products	231	49	732	39
Terranova Colombia S.A.	Foreign	Common director	Reimburse invoice	0	0	746	0
Terranova Forest Products, Inc.	Foreign	Common director	Sales of products	3,450	725	178	0
Terranova Forest Products, Inc.	Foreign	Common director	Reimburse invoice	473	0	57	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Sales of products	0	0	44	0
Forestal Terranova de Guatemala S.A.	Foreign	Common director	Reimburse invoice	0	0	44	0
Terranova de Brasil Limitada	Foreign	Common director	Purchase of raw materials	0	0	541	0
Terranova de Brasil Limitada	Foreign	Common director	Paid invoice	0	0	502	0
Amanco Costa Rica S.A.	Foreign	Common director	Reimburse invoice	355	0	0	0
Amanco Costa Rica S.A.	Foreign	Common director	Sales of products	446	94	98	6
Amanco El Salvador S.A.	Foreign	Common director	Reimburse invoice	292	61	10	1
Amanco El Salvador S.A.	Foreign	Common director	Sales of products	220	0	58	0
Amanco Guatemala S.A.	Foreign	Common director	Reimburse invoice	373	78	209	14
Amanco Guatemala S.A.	Foreign	Common director	Sales of products	266	0	80	0
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Reimburse invoice	141	30	143	9
Hondilut S.A.(Amanco Honduras)	Foreign	Common director	Sales of products	0	0	135	0
Nicalit (Amanco Nicaragua)	Foreign	Common director	Reimburse invoice	77	16	80	5
Nicalit (Amanco Nicaragua)	Foreign	Common director	Sales of products	0	0	52	0

NOTE 6 – INVENTORIES

The principal components are set forth below:

	2004	2003
Inventories	THUS$	THUS$

Finished goods	54,288	44,436
Obsolescence Provision	(769)	(842)
Raw Materials	12,590	12,600
Other material	3,926	6,085
Raw materials on transit	1,187	0
Spare parts	7,291	8,839
Forest and Plantation in exploitation	4,386	6,944

Total	82,899	78,062

NOTE 7 – DEFERRED TAXES AND INCOME TAXES

At September 30 2004, the Company has made the income tax provision as per the tax dispositions in force.

Considering a taxable base of:

2004
THUS$

Masisa S.A.’s taxable income	6,197
Inversiones Coronel Ltda.’s taxable income	1,553
Masisa Concepción Ltda’s taxable income	1,865
Masisa Inversiones Ltda’s taxable income	3,288

1) Masisa S.A.	: Taxed Earning Reserve amounting THUS$2,324 with credit of 15%, THUS$23,838 with credit of 16%, THUS$4,794 with credit of 16.5%, THUS$1,928 with credit of 17%, and THUS$10,952 without credit.

2) Masisa Inversiones Limitada	: Taxed Earning Reserve amounting THUS$5,958 with credit of 15%, THUS$5,326 with credit of 16%, THUS$5,449 with credit of 16,5%, THUS$5,343 with credit of 17%, and THUS$1,081 without credit.

3) Inversiones Coronel Limitada	: Taxed Earning Reserve amounting THUS$1,292 with credit of 15%, THUS$582 with credit of 16%, THUS$296 with credit of 16,5%, THUS$2,948 with credit of 17%, and THUS$65 without credit.

4) Inversiones Concepción Limitada	: Taxed Earning Reserve amounting THUS$4,084 with credit of 17%.

5) Masisa Argentina	: (Tax loss)

6) Masisa Concepción Limitada	: (Tax loss)

7) Masisa do Brasil Limitada	: (Tax loss)

8) Maderas y Sintéticos del Perú S.A.C.	: (Tax loss)

9) Forestal Tornagaleones S.A.	: (Tax loss)

a) Deferred Tax

The balances for this item are as follows:

	09/30/2004				09/30/2003
	Assets deferred taxes		Liabilities deferred taxes		Assets deferred taxes		Liabilities deferred taxes
	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term	Short Term	Long Term

Temporary Differences
Provision for accounts receivable losses	644	340	0	0	643	274	0	0
Anticipated income	0	0	0	0	0	0	0	0
Vacation provisions	251	0	0	0	192	0	0	0
Amortization of intangibles	0	0	0	0	0	0	0	0
Leasing assets	0	33	0	0	0	85	0	0
Manufacturing expenses	0	0	989	2,901	0	0	932	3,552
Fixed assets depreciation	0	0	0	21,277	0	0	0	12,581
Others events	59	261	265	276	170	0	89	281
Obsolescence provision	98	100	0	0	89	102	0	0
Particle board line provision	0	1,347	0	0	0	1,061	0	0
Unrealized profits and loss	186	138	0	0	293	159	0	178
Tax Loss	329	26,685	0	0	1,115	17,149	0	0
Interest capitalized Plantations	0	0	459	650	0	0	359	3,318
Plantations capitalized indirect cost	0	0	179	2,928	0	0	376	2,188
Others	0	0	0	0	0	0	0	0
Balance for Complementary assets amortization	29	110	76	7,287	28	942	119	7,976
Valuation provisions	0	12,731	0	0	0	9,451	0	0

Total	1,538	16,063	1,816	20,745	2,474	8,437	1,637	14,122

Income Taxes:

	2004	2003
Items	THUS$	THUS$

Income tax provision	(2,758)	(1,943)
Tax expenses Adjustment	65	(12)
Effect for deferred taxes of the period	(906)	698
Tax credit due to tax loss	0	(512)
Effect for amortization of deferred assets and liabilities complementary accounts	(336)	498
Effect on assets and liabilities of the changes in the valuating provisions	0	0
Others	(27)	(52)

Total	(3,962)	(1,323)

NOTE 8 – OTHER CURRENT ASSETS

The principal components are set forth below:

	2004	2003
	THUS$	THUS$

Deposits Rabobank Curacao N.V.	0	28,500
Interest Rabobank Curacao N.V.	0	3,487
Financial Assets that must be sold in the short term	1,031	0
Market Value of Derivative instruments (SWAPs)	393	0

Total	1,424	31,987

In the year 2003, the long term time deposits accrued interests, which are presented as “Other Current Assets”; their maturity is semiannually. Besides in this entry are classified the time deposits which maturity is over 90 days.

NOTE 9 - FIXED ASSETS

a) This caption includes:

	2004				2003

		Accumulated	Year depreciation			Accumulated	Year depreciation
	Assets value	Depreciation	Explotation	Non-explotation	Assets value	Depreciation	Explotation	Non-Explotation
Fixed assets	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Lands	65,797	0	0	0	64,770	0	0	0
Building and infrastructure	105,192	(26,119)	(2,460)	(71)	106,098	(24,003)	(2,101)	(63)

Machinery and equipment	488,573	(146,344)	(15,879)	(92)	488,267	(125,924)	(15,528)	(149)
7 Machinery and equipment	487,683	(145,950)	(15,863)	(22)	487,510	(125,723)	(15,463)	(109)
7 Transportation equipment	890	(394)	(16)	(70)	757	(201)	(65)	(40)
7 Chilean GAAP Adjustments	0	0	0	0	0	0	0	0

Other fixed assets:	170,364	(13,621)	(682)	(1,166)	152,447	(14,580)	(1,125)	(800)

7 Plantations	125,379	0	0	0	111,263	0	0	0
7 Furniture, fixture and other	10,799	(6,641)	(112)	(352)	10,696	(8,147)	(311)	(376)
7 Spare parts	11,171	(519)	(194)	0	8,019	(222)	(297)	0
7 Transit spare parts and equipment	47	0	0	0	50	0	0	0
7 Construction in progress	11,759	0	0	0	13,996	0	0	0
7 Transit fixed assets	0	0	0	0	0	0	0	0
7 Other fixed assets	11,209	(6,461)	(376)	(814)	8,423	(6,211)	(517)	(424)

7 Fixed assets in leasing	1,695	(1,209)	(115)	0	1,761	(1,116)	(123)	0
7 Computacional systems (software)	5,315	(4,572)	(191)	(669)	5,235	(5,095)	(394)	(424)
7 Other	4,199	(680)	(70)	(145)	1,427	0	0	0

Total	829,926	(186,084)	(19,021)	(1,329)	811,582	(164,507)	(18,754)	(1,012)

Total Fixed assets	623,492	(206,434)			627,309	(184,273)

b)
From a legal viewpoint, assets acquired under finance are not the property of the Company until the purchase option is exercised. The present assets in leasing corresponds to an electrical substation, contracted with Endesa S.A. in April 1995, for a total of 120 monthly payments of US$28,396, at an annual rate of 10.5%.

c)

During the year, the Company has provisioned for an adjustment in the value of some assets for MUS$2,833.

In the Year 2001, The company has also accounted a provision to adjust the book value of one of its particle board lines, based on the estimate that future cash flows from the operation of those assets will not compensate for future depreciation charges. This provision is presented net of the original amounts.

d)

The accountant value of the plantations includes the value determined in accordance with the technical appraisal.. This value is distributed among the accounts in plantations Fixed assets and Inventories as stand wood.

As indicated in the Note 2 k) the subsidiary Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A. recognize the increased value of their plantations and forest. The accumulated goodwill ascends to MUS$29,369 (MUS$25,885 in the 2003), which includes the forest plantation under the Forestry reserve presented in the Net worth and has been determined comparing the valuation describer in the Note 2k) to the book value after price level restatement.
As indicated in the Note 2k), the parent Company and its subsidiary Forestal Argentina recognized as increased value of the fix assets the financial costs related to the plantation financing a total of THUS$707 (THUS$452 in 2003).

NOTE 10 - INVESTMENT IN RELATED COMPANIES

				Number	Participation %		Shareholder’s Equity		Net income For the period		Net income Accrued		VPP		Unrealized Result		Book value of investment
RUT	Investments in related companies	Country	Currency	of shares	03/31/2004	03/31/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003	09/30/2004	09/30/2003

96,652,640-8	Inversiones Industriales S.A.	Chile	Pesos	1,000	50.0000000	50.0000000	(3,230)	(2,482)	0	0	0	0	0	0	0	0	0	0
96,626,060-2	Forestal Río Calle – Calle S.A.	Chile	Pesos	1	0.0000000	0.0000000	885	1	0	0	0	0	0	0	0	0	0	0
Foreign	Masnova S.A.	Mexico	Dollar	25,000	50.0000000	50.0000000	(1,342)	(142)	(9)	(179)	0	0	0	0	(4)	(89)	0	0
99,511,350-3	Inversiones Calle Calle S.A.	Chile	Pesos	100,000	50.0000000	50.0000000	0	0	0	0	0	0	0	0	0	0	0	0
99,505,640-2	Forestal Calle Calle S.A.	Chile	Pesos	1	9.0000000	9.0000000	(956)	2	0	0	0	0	0	0	0	0	0	0

	Total												0	0	0	0	0	0

a) Subsidiaries with negative equity

The proportional patrimonial value method has been discontinued in the following subsidiaries for presenting negative shareholder’s equity. At the same time provisions has been constituted when corresponds, to recognize the share participation.

- MasNova de México S.A. de C.V.

The related company MasNova de México S.A. de C.V. presents negative shareholder’s equity at the closing of both financial statements reason for which a provision for THUS$671 and THUS$ 71 has been accounted. This investment is presented in Long Term Provisions.

- Inversiones Industriales S.A.

Inversiones Industriales S.A., as of the closure of the present period, had a negative Net Worth, hence the company has discontinued the application of the VPP method, recognizing losses up to cover the total investment

b) Subsidiaries with positive equity lower than MUS$ 1
Inversiones Calle Calle S.A. US$ 328.

NOTE 11 – GOODWILL AND NEGATIVE GOODWILL

a) Goodwill

			09/30/2004		09/30/2003
RUT	Company	Term	First three months 2004 Amortization THUS$	Total Goodwill THUS$	First three months 2003 Amortization THUS$	Total Goodwill THUS$

87,658,900-1	Maderas y Paneles S.A.	10 year	0	0	158	0
96,623,490-3	Masisa Cabrero S.A.	20 year	64	1,356	56	1,296

			64	1,356	214	1,296

Represents the higher value paid in the investments of Maderas y Paneles S.A. , former subsidiary Maderas y Paneles S.A., merged on august 31, 1993.

The acquisition of the former subsidiary Masisa Cabrero S.A., former Fibranova S.A., now merged with Masisa S.A., generated a lower investment value for the Company, This value will be amortized in a period of 20 years, given the returns of current administration of the plant.

a) Negative Goodwill

			09/30/2004		09/30/2003
RUT	Company	Term	First three months 2004 Amortization THUS$	Total Negative Goodwill THUS$	First three months 2003 Amortization THUS$	Total Negative Goodwill THUS$

81,507,700-8	Forestal Tornagaleones S.A.	10 year	75	1,779	82	2,066

			75	1,779	82	2,066

Indicate the lower paid value at the capital’s raise of Forestal Tornagaleones S.A. in June 27, This value will be amortized in a period of 20 years.

NOTE 12 - OTHER LONG/TERM ASSETS

The principal components are set forth below:

Other long-term assets	Term	2004 THUS$	2003 THUS$

Bond issuance and placement cost		4,863	0
Assets destined for sale (inactive)		165	120
Recoverable long term taxes and commissions		630	3,155
Others		913	923

Total		6,571	4,198

(1) The Company had proceed to reclassified those assets that are paralyzed or destined to be sale; in agreement with the previous, a valuation of those assets at its estimated realization value had been made by an independent valuator.

NOTE 13 – BANK AND FINANCIAL INSTITUTIONS SHORT-TERM

		US Dollar		Other foreign		U.F.		ThCh$ no adjustment		Total
RUT	Bank o financial institution	2004 THUS$	2003 THUS$	2004 THUS$	2003 THUS$	2004 THUS$	2003 THUS$	2004 THUS$	2003 THUS$	2004 THUS$	2003 THUS$

	Short Term
97,004,000-5	Banco de Chile	0	9,089	0	0	0	2,934	0	0	0	12,023
97,006,000-6	Banco de Crédito e Inversiones	0	6,094	0	0	0	756	0	0	0	6,850
97,041,000-7	BankBoston, N.A.	0	4,014	0	0	0	0	0	0	0	4,014
97,919,000-K	ABN Amro Bank Chile	0	5,061	0	0	0	3,426	0	0	0	8,487
97,042,000-2	HSBC Bank Chile	0	3,658	0	0	0	0	0	0	0	3,658
97,080,000-K	Banco Bice	0	4,069	0	0	0	0	0	0	0	4,069
97,030,000-7	Bancoestado	0	3,026	0	0	0	0	0	0	0	3,026
97,051,000-1	Banco del Desarrollo	1,515	0	0	0	0	0	0	0	1,515	0
97,023,000-9	Corpbanca	0	5,049	0	0	0	0	0	0	0	5,049
Foreign	BankBoston	0	7,521	0	0	0	0	0	0	0	7,521
Foreign	Rabobank	0	5,052	0	0	0	0	0	0	0	5,052
Foreign	ABN Amro Bank	0	0	0	118	0	0	0	0	0	118
Foreign	Banco Bradesco- Acc	34	0	0	0	0	0	0	0	34	0
Foreign	Banco Alfa – Acc.	14	0	0	0	0	0	0	0	14	0
	Total	1,563	52,633	0	118	0	7,116	0	0	1,563	59,867
	Principal owed	1,515	52,124	0	118	0	7,116	0	0	1,515	59,358
	Rate	2.77%	2.40%	0	0	0	4.56%	0	0	0	0
	Long Term portion short term
96,658,480-7	Raboinvestment Chile S.A.	2,193	1,210	0	0	0	0	0	0	2,193	1,210
97,006,000-6	Banco de Crédito e Inversiones	134	0	0	0	0	0	1,223	2,227	1,357	2,227
Foreign	Security Bank	940	941	0	0	0	0	0	0	940	941
Foreign	Rabobank Nederland	140	0	0	0	0	0	0	0	140	0
Foreign	Dresdner Bank Lateiamerica	2,053	1,050	0	0	0	0	0	0	2,053	1,050
Foreign	Citibank N.A.	658	17,488	0	0	0	0	0	0	658	17,488
Foreign	Comerica Bank	4,439	2,324	0	0	0	0	0	0	4,439	2,324
Foreign	Banco de Chile New York Branch	2,175	181	0	0	0	0	0	0	2,175	181
Foreign	The Bank of Nova Scotia	3,884	122	0	0	0	0	0	0	3,884	122
Foreign	Banco Rabobank Ireland PLC	0	31,995	0	0	0	0	0	0	0	31,995
Foreign	BankBoston.	0	341	0	0	0	0	0	0	0	341
Foreign	BankBoston. N.A.	0	0	0	0	41	86	0	0	41	86
	Total	16,616	55,652	0	0	41	86	1,223	2,227	17,880	57,965
	Principal owed	15,120	50,148	0	0	0	0	1,203	2,184	16,323	52,332
	Rate	2.79%	5.78%	0	0	6.70%	6.70%	0	0	0	0

2004
%

Total amount of liabilities in foreign currency:	6.2900
Total amount of liabilities in local currency:	93.7100

NOTE 14 – BANK AND FINANCIAL INSTITUTIONS LONG-TERM

							Date close actual period		Date close pass period
RUT	Bank o financial institution	Currency	More 1 year Up to 2 year THUS$	More 2 year up to 3 year THUS$	More 3 year Up to 5 year THUS$	More 5 year Up to 10 year THUS$	Total Long Term to close The financial Statements THUS$	Rate	Total Long Term to close The financial Statements THUS$

	Short Term
96,658,480-7	Raboinvestment Chile S.A.	Dollar	3,750	5,000	2,750	0	11,500	Libor+1.875%	13,500
97,006,000-6	Banco de Credito e Inversiones	Dollar	2,500	2,500	5,000	2,500	12,500	Libor+1.44%	0
97,006,000-6	Banco de Credito e Inversiones	U.F.	2,406	0	0	0	2,406	6.70	4,371
Foreign	Security Bank	Dollar	933	0	0	0	933	Libor+1.500%	1,867
Foreign	Citibank	Dollar	0	0	0	0	0	Libor+1.000%	41,428
Foreign	Dresdner Bank Lanteiamerica	Dollar	2,000	1,000	0	0	3,000	Libor+1.900%	5,000
Foreign	Comerica Bank	Dollar	4,286	4,285	0	0	8,571	Libor+1.350%	12,857
Foreign	Banco de Chile New York Branch	Dollar	4,300	4,300	2,100	0	10,700	Libor+1.250%	15,000
Foreign	The Bank of Nova Scotia	Dollar	7,500	7,500	6,250	0	21,250	Libor+1.150%	25,000
Foreign	Rabobank Nederland	Dollar	2,500	2,500	5,000	2,500	12,500	Libor+1.500%	0
Foreign	Bank Boston	Dollar	0	0	0	0	0	0	40

	Total		30,175	27,085	21,100	5,000	83,360		119,063

2004
%

Total amount of liabilities in foreign currency:	2.89
Total amount of liabilities in local currency:	97.11

The loans granted by Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through Banco Itaú BBA S.A., that rise to the amount of US$104,523,218.88, as shown in “Notes” issued by Banco Itaú BBA S.A., of which are holders Masisa Inversiones Limitada and that are record, besides, , and in ¨Cédulas de Crédito Bancário - Res.2770¨ which beneficiary is Banco Itaú BBA S.A., are presented reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Limitada maintains with Banco Itaú BBA S.A., in consideration that the documents in which this operations are established allowed to settle them with only the notification to the bank with the anticipation established in the respective documents.

The loans granted by Masisa Overseas LTD and Masisa Inversiones Limitada to the subsidiary Masisa do Brasil Limitada through BankBoston, that rise to the amount of US$ 105,023,218.88 that are registered as “Promissory Notes” issued by BankBoston N.A. Nassau Branch, of which are holders Masisa Overseas Ltd and Masisa Inversiones Limitada and that also registerd in “Reapsses de Emprestito Externo- Contratos de Empréstito” signed by Masisa do Brasil Ltd in favor of BankBoston Banco Multplo S.A. and BankBoston N.A. are presented for the year 2003 reducing the corresponding debts for the same amount that the subsidiary Masisa do Brasil Ltd maintained during 2003 with BankBoston Banco Multiplo N.A., in consideration that the documents in which those operations are established enable to settle them with only the notification given to the bank with due timing for each document.

Additionally and as consequence of the previous, the interests generated by the “Promissory Notes” and the “Notes” and by the “Repasses de Empréstimo Externo – Contratos de Empréstimo” and the “Cédulas de Crédito Bancário – Res.2770” are presented net in the statement of income.
NOTE 15 – SHORT TERM AND LONG TERM BONDS

Banco de Chile: corresponds to the placement of local bonds, issued by Masisa S.A.

Characteristics:

Series A Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 7 years, with a two year grace period for the amortization of principal, accrues interest of 5% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 10 equal and successive payments beginning June 15, 2006. To this date, bonds for a value of 2,500,000 unidades de fomento have been placed.

Series B Bond: Corresponds to a maximum of 6.000 titles of UF500 each with a maturity term of 21 years, with a seven year grace period for the amortization of principal, accrues interest of 6.25% annually, compounded, calculated over the base of equal semesters of 180 days beginning December 15, 2003 and which payments will be made June 15 and December 15 of each year. The repayment of principal will be amortized over 28 equal and successive payments beginning June 15, 2011. To this date, bonds for a value of 702,000 unidades de fomento have been placed.

The maximum aggregate amount placed for the sum of the first issuance of the Series A bond, with charge to the bond line, and the Series B bond, for a fixed amount, will be of UF 4,000,000.

Private Placement: Corresponds to a private placement bonds issued by the subsidiary Masisa Overseas Ltd., and acquired by some of the main Insurance Companies of the United States of America.

Maturities:

Bonds B series: matures in 5 yearly installments of US$9 million, starting on May 15, 2004 and finishing May 15, 2008, and interest are paid every six months in May and November of each year.

Identification Number	Serie	Nominal amount	Currency	Interest	Last maturity	Periodicity		Value		Place of the transaction
		outstanding				Interest Payment	Capital Payment	09/30/2004	09/30/2003	Chile or Foreign

Short term Portion of Long Term Bond
Private Placement	B	9,000	Dollar	8.06%	14-05-2005	6 Months	Annual	10,120	10,400	Foreign
Banco de Chile	A	0	U.F.	5.00%	15-12-2004	6 Months	6 Months	1,017	0	Local
Banco de Chile	B	0	U.F.	6.25%	15-12-2004	6 Months	6 Months	355	0	Local
Total Short Term Portion								11,492	10,400
Long Term Bond
Private Placement	B	27,000	Dollar	8.06%	15-05-2008	6 Months	Annual	27,000	36,000	Foreign
Banco de Chile	A	2,500	Dollar	5.00%	15-12-2010	6 Months	6 Months	70,581	0	Local
Banco de Chile	B	702	Dollar	6.25%	15-12-2004	6 Months	6 Months	19,820	0	Local
Total Long Term Portion									117,401	36,000

NOTE 16 - PROVISIONS AND WRITE-OFFS

a) Allowance for trade accounts receivable, notes receivable, sundry debtors and inventories.

The balance of these allowances amounts to ThCh$5,372 in 2004 (ThCh$3,221 in 2003), which have been deducted from the respective captions.

b) Outstanding provisions at the end of each period:

	2004	2003
Current liabilities	THUS$	THUS$

Vacations provision	1,714	1,333
Insurance, Freight &Commissions provision exports agents	1,554	1,268
Participation	719	186
Invoices to receive	609	270
Invoices to receive – Forestry production costs	272	243
Invoices to receive – Audit fees	254	67
Industrial Plants provisions	407	476
Employee benefits provisions	185	61
Gratification	166	183
Social contribution	123	120
Other provisions	664	272

Total	6,667	4,479

Long –Term liabilities
Equity investment (negative equity) in
Masnova de México S.A. de C.V.	671	71

Total	671	71

NOTE 17 – OTHER LONG TERM LIABILITIES

	Maturity					More of	Amount
Concepts	2005	2006	2007	2008	2009	2010	2004	2003
ICMS long term tax payable	1,641	2,623	3,200	4,496	0	0	11,960	6,681
Forestry bonifications	0	0	0	0	0	3,064	3,064	3,041
TOTALS	1,641	2,623	3,200	4,496	0	3,064	15,024	9,722

NOTE 18 – MINORITARY INTEREST

The main components of this item are as follows:

	Included in the liabilities		Included in the net income for the
	2004	2003	2004	2003

Forestal Tornagaleones S.A.	40,198	36,745	(402)	(792)
Forestal Argentina S.A.	28,056	27,618	0	(339)
Maderas y Sintéticos de Perú S.A.C	1	0	(1)	(1)

Total	68,255	64,363	(403)	(1,132)

NOTE 19 - SHAREHOLDERS' EQUITY

a) The movement on capital and reserve accounts during 2004 and 2003 were as follows:

	2004

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning
	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$	THUS$

Balance as of December 31	237,022	0	59,706	127,315	18,567	0	9,613
Allocation of income	0	0	0	9,613	0	0	(9,613)
Definitive dividend of the previous exercise	0	0	0	(3,846)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	(295)	0	0	0	0
Forestry reserves Increase	0	0	1,683	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	33,291
Balance	237,022	0	61,094	133,082	18,568	0	33,291

	0	0	0	0	0	0	0

	2003

	Paid-in capital	Reserve de Revalorization de capital	Other Reserves	Reserve for future dividends	Accumulated profit	Accumulated deficit during development period	Current Earning
	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$	ThCh$

Balance as of December 31	237,022	0	47,992	117,156	18,568	0	14,854
Allocation of income	0	0	0	14,579	0	0	(14,854)
Definitive dividend of the previous exercise	0	0	0	(4,420)	0	0	0
Capital Increase with shares issue	0	0	0	0	0	0	0
Deficit during subsidiary development period	0	0	0	0	0	0	0
Reserve for foreign currency translation adjustments	0	0	8,870	0	0	0	0
Forestry reserves Increase	0	0	1,932	0	0	0	0
Price-level restatement of equity	0	0	0	0	0	0	0
Net income for the period	0	0	0	0	0	0	5,512
Balance	237,022	0	58,794	127,315	18,568	0	5,512

Restated balance	237,022	0	58,794	127,315	18,568	0	5,512

b) Numbers of shares

Series	Numbers shares subscribed	Numbers paid shares	Numbers shares with voting rights

Unique	928,514,743	928,514,743	928,514,743

a) Capital (amount THUS$)

Series	Subscribed	Paid Capital

Unique	237,022	237,022

b) Other Reserves

1) Forest Reserves

Are originated in the subsidiaries Masisa do Brasil Limitada, Forestal Tornagaleones S.A. and its subsidiary Forestal Argentina S.A., due to the recognition of the grown in forestry resources. The balance as of September 30, 2004 was THUS$20,610 (THUS$17,736 in 2003).

2) Reserve for foreign currency translation adjustments

The composition of the accumulated adjustment for exchange differences as of September 30, 2004, corresponds to the balance, calculated as the net difference between the Consumer’s Price Index and the United States dollar at the end of each period of the investments in foreign countries and of the liabilities associated to such investments, according to the Technical Bulletin N°64. The following table depicts such adjustment according to the foreign subsidiary from which it originated. Chilean investments in local functional currency have been included using the same treatment :

In September 2004, Balances are made of:

	Exchange difference originated in the period
	Initial balance actualized	Investment	Liabilities	Balance as of 09/30/2004
	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	345	0	0	345
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A. de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	(23)	0	0	(23)
Forestal Tornagaleones S.A.	11,363	(295)	0	11,068

	40,779	(295)	0	40,484

In September 2003, are as follows:

	THUS$	THUS$	THUS$	THUS$

Masisa Argentina S.A.	26,068	0	0	26,068
Forestal Argentina S.A.	3,094	0	0	3,094
Masisa do Brasil Limitada.	2,741	0	0	2,741
Masisa Mexico S.A.de C.V.	190	0	0	190
Masisa Cabrero S.A.	95	0	0	95
Masisa Partes y Piezas Limitada	0	(10)	0	(10)
Forestal Tornagaleones S.A.	0	8,880	0	8,880

	32,188	8,870	0	41,058

Capital Increase

There have been no changes in capital during these periods.

Dividend Policy

The annual dividend policy of Masisa S.A. corresponds to the distribution of not less than 30% and not more than a 50% of the Net Income of the period.

Dividend Paid

The following table depicts the dividends that the shareholders meeting agreed during the years 2004 and 2003:

Dividend	Date of payment	Dividend per Share	Historical Dividend	Dividend per Share	Dividend
		CH$	THCh$	US$	THUS$

2003
N° 33	May, 2004	0	0	0.004141098	3,845.07

2002
N° 32	May, 2003	3.37497	3,133,706	0	0

NOTE 20 – OTHERS NON OPERATING INCOME AND EXPENSES

a) Other non operating income:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Gain on sales of shares	0	44
Positive result on insurance claim indemnity	0	77
Gain on sale of fixed assets, materials and spare parts	1,879	247
Service and commissions charged to related companies	312	270
Margin on industrial plants lease	264	388
Recovery of credits	64	0
Sales of waste, raw materials and other income	102	77

Total	2,621	1,103

b) Other non-operating expenses:

The main concepts and balances under this heading are as follows:

	2004	2003
	THUS$	THUS$

Provision for inactive assets	2,833	0
Allowance for doubtful accounts	2,700	0
Temporary industrial facility paralyzation	417	1,037
Other	346	48
Patents	283	0
Loss and write down of assets	363	18
Costs of wreckages	82	0
Doubtful accounts expense	77	0
Donations	26	51

Total	7,127	1,154

NOTE 21 – EXCHANGE DIFFERENCES - FOREIGN CURRENCY

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	09/30/2004	09/30/2003

Cash and others	Argentine pesos	(203)	(302)
Cash and others	Th Ch$	404	112
Cash and others	Mexican pesos	(189)	(448)
Cash and others	Real	174	80
Cash and others	Sol	(30)	0
Accounts receivable	Argentine pesos	(37)	197
Accounts receivable	Th Ch$	(439)	429
Accounts receivable	Mexican pesos	(513)	(501)
Accounts receivable	Real	182	307
Others monetary assets	Argentine pesos	(96)	126
Others monetary assets	Th Ch$	143	432
Others monetary assets	Mexican pesos	461	(357)
Others monetary assets	Real	217	21
Others monetary assets	Sol	17	(1)

Total (debit) / credit		91	95

Bank loans	Argentine pesos	(9)	(15)
Bank loans	Real	(950)	(399)
Bank loans	U.F.	198	(534)
Obligaciones con el público	U.F.	842	0
Accounts payable	Argentine pesos	(91)	(305)
Accounts payable	Th Ch$	(45)	(10)
Accounts payable	Real	0	0
Accounts payable	Mexican pesos	(33)	767
Others monetary liabilities	Argentine pesos	(13)	207
Others monetary liabilities	Th Ch$	18	85
Others monetary liabilities	Real	(29)	(57)
Others monetary liabilities	Mexican pesos	38	(47)

Total (debit) / credit		(74)	(308)

Total		17	(213)

NOTE 22 – DEBT AND EQUITY ISSUANCE AND PLACEMENT EXPENSES

Bond issuance and placement expenses
The composition of the associated capitalized expenses included in other current assets and other long term assets are the following:

	2004	2003
	THUS$	THUS$

Discounted amount of bond placement	4,458	0
Issuance taxes	1,382	0
Value of costs in Unidades de Fomento (UF)	334	0
Placement commission	85	0
Risk classification report	33	0
Registration and inscription rights	12	0
Legal fees	11	0
Other	3	0
Amortization bonds issuance and placement expenses	(729)	0

Total	5,589	0

The charge to the statement of income was of THUS$697.

NOTE 23 – DERIVATIVES (HEDGES AND SWAPS)

				Description of the contract				Protected Value	Affected Account
Type	Contract	Value	Maturity	Class	Buy/Sale	Name	Amount		Name	amount	Paid in	Not paid in
S	CCPE	15,000	4 Quarter 2006	Interest Rate	C	Long Term Debt	15,346	15,083	Due to banks and financial institutions	393	(263)	(393)

NOTE 24 – CONTINGENCIES AND COVENANTS - GUARANTEES

The Contingencies and Covenants assumed by the Company as of the end of the periods are detailed as follows:

- Forestal Tornagaleones S.A.

a) Guarantees

b) Direct Guarantees

On October 15, 1998 the subsidiary subscribed a loan with Rabobank Investments Chile S.A., which was guaranteed with land and plantations. The book value of those plantations as of September 30, 2004 is THUS$17,478 and the value of the land was THUS$4,758. In addition, the agreement includes other clauses normally used in this kind of transactions.

c) Indirect Guarantees

During 2001, the subsidiary became a joint and several debtor in favor of the Banco Dresdner and Banco Security issued to the subsidiary Forestal Argentina S.A. by the bank. The loan was used to finance new plantations, purchase of land and rescheduling of its financial debt. Additionally the loan agreement with the Banco Dresdner establishes for the guarantor some normal obligations for this kind of operations, which are applicable on the same terms and conditions as the Banco Security credit guarantee. In light of the above, Banco Security placed certain obligations considered normal for this type of agreement on Forestal Tornagaleones S.A. as the guarantor of the Forestal Argentina S.A. loan as of the above date.

On march 18, 2004, Masisa S.A. substituted and replaced Forestal Tornagaleones S.A. as guarantor of the Dresdner Bank loan which was modified as of the same date.

d) Trials

As of September 30 2004, the company have an award of damages trial against it. The plaintiff claims for CH$404,000,000 because of damages in lands of his property made by, in opinion of the plaintiff, Forestal Tornagaleones S.A. On September 22, 2003, an initial sentence was given limiting the scope of claimed damages but the amount of compensation was not determined. The sentence was appealed by the Company and on January 19, 2004, the Appeals Court of Valdivia reviewed the lawsuit against the Company, revoked the sentence and rejected it in its entirety with costs. The accuser presented a demand limiting his pretensions to $60,000,000 ($40,000,000 for unemployed profit and $20,000,000. The Supreme Court has not yet issued a statement regarding the admissibility of the recourses presented.

- Masisa S.A.

a) Local bonds issuance and placement

The contract relating to the issuance and placement of the bonds by Masisa in the local market establishes for Masisa and its subsidiaries certain obligations that are normal for this type of transaction. Among the terms and conditions specifically indicated in the respective bond issuance contract are: the maintenance of insurance covering the principal assets according to industry standards; providing to the bond holders a copy of the individual and consolidated finacial statements, both quarterly and anually, of the issuer and its subsidiaries that correspond to the rules aplicable to public corporations, and copies of risk clasification reports; maintain current the accounting of the issuer and its subsidiaries; conduct arms length transactions with its subsidiaries; prohibits providing financing to any entity of the group that is not the issuer or subsiduary of the issuer; maintain on a quarterly basis, beginning December 31, 2003, a level of indebtedness, defined as the ratio of liabilities to shareholders equity, and measured using the values provided in both its consolidated and individual financial statements, no greater thatn .9 times, according to the terms and conditions that are established in the bond issuance contracts, respectivley.

b) Indirect Guarantees

On March 18, 2004, the Company became a co-debt holder and signatory to Banco Dresdner for the loan received from the said bank in 2001 by the Company’s subsidiary Forestal Argentina S.A. The loan was designated for financing of new plantations, the purchase of land and the restructuring of its financial debt. As of the same date, the loan agreement was modified and establishes for Masisa S.A. as guarantor, certain normal obligations for this type of agreement.

- Masisa Overseas Ltd.
The Company and its subsidiary Masisa Argentina S.A. and Maderas y Sintéticos de México S.A. de C.V., had granted loans subscribed by the subsidiary Masisa Overseas Ltd. This loans establishes the fulfillment of some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Maintenance of Properties needed for the normal course of business.

  The forbiddance to giving some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

  The fulfillment of the “Covenants” established in other loans agreements of the Company and/or its subsidiaries - “Cross default”.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s assets with the exception of the ones the company commercialize in their ordinary course of business and those assets sells at markets values.

  The forbiddance to make some speculative transactions over commodities and/or forwards., and, other “Covenants” individualized afterwards.

The obligations relative to financial indexes must be calculated over a consolidated financial statement basis

1.- Promissory Notes from Private Placement

In connection with loans obtained in a private placement in the United States, by the Company subsidiary, Masisa Overseas Ltd, Masisa S.A. is committed to maintain certain obligations that are normal in this kind of agreement, such as the ones summarized as follows, in the specific terms and conditions as appears in the respective loan agreement:

  Compliance with all laws

  Maintenance of insurance on properties and businesses

  Maintenance of properties in good repair, working order and condition

  Compliance with financial indexes

  Leverage Ratio not higher than 1

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to the sum of ThUS$236,601.

  Financial expenses index not lower than 1.5 ( result before financial expenses and taxes over financial expenses)

  Maintenance of the 100.00% of the ownership in the shareholders’ equity of Masisa Overseas Limited and 66.6% of Masisa Argentina S.A.

  Forbiddance to some transactions with related parties

  Make extensible to the owners of the bonds the new real guarantees that Masisa S.A. and/or their subsidiaries establishes in favor of third parties to guarantee new debts or the ones existing at the day of the contract, with different exceptions, including the ones that have to be make for the normal flow of the business, the ones that have to be make to guarantee the prices account balance of new acquisitions; the ones that are related to letter of Credit, between others.

2.- Comerica Bank

The loan entered by the Company with Comerica Bank for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company must maintain e insurance over their principal assets following the industry standards.

  The Company must maintain updated accounting books for the parent and its branches companies.

  The Company must follows the current laws and regulations.

  The Company must accomplish and pay all the obligations derivate of loan agreements.

  Maintenance of the normal continuousness of the Company

  The forbiddance to some guarantees over their assets, with the exception of the ones that existed at the time the agreement was signed and others like pledges over new assets in the normal course of business.

  To do transactions with the branch subsidiaries at market conditions.

  The forbiddance to merge the company with any other firm, end or dissolve it, and to sell or rent the full or an important amount of it assets, properties or business, except in the conditions settled in the agreement.

  To limit the indebtedness and lending grants in accordance to the conditions settled in the contract

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MMUS$345.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

3.- Banco de Chile

The loan entered by the Company with The Banco de Chile for MMUS$15, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to MMUS$345.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.

  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

4.- The Bank of Nova Scotia

The loan entered by the Company with The Bank of Nova Scotia for MMUS$25, in which Scotiabank Sud Americano acted as agent, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:

  The Company will not at any time permit the Leverage Ratio (defined as the ratio of consolidated indebtedness to Consolidated Tangible Net Worth) to exceed 1 to 1.

  The Company must maintain a hedge over financial expenses not lower than 3 .

  The Company must maintain Consolidated Tangible Net Worth (defined as consolidated stockholders’ equity less intangible assets) of not less than an amount equal to UF 14,800,000.

  The forbiddance to sell, rent, transfer or other kind of alienation of the company’s participation in the property of its subsidiaries, except in the conditions settled in the agreement.

  The forbiddance to giving some guarantees over indispensable assets for the normal course of business, except in the conditions settled in the agreement.

  The forbiddance to grant loans to its shareholders for operations out of the normal course of the business.

5.- Citibank N.A.

In December 2003, the Company prepaid the totality of interests and unamortized capital due for an amount US$58 million with Citibank N.A. and was consequently free of all obligations with the respective contract.

The credit contracts of Masisa Overseas Ltd. Before individualized, establish acceleration clauses en case of noncompliance with any of its obligations.

- Masisa Argentina S.A.

The parent society has granted loans obtained by its subsidiary Masisa Argentina S.A.. This loans establishes some obligations that are normal in this kind of agreements, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreements. The obligations related to financial indexes must be calculated over a consolidated basis.

1.- Rabobank Nederland

The loan entered by Masisa Argentina S.A. with Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A. (Rabobank Nederland) for MMUS$12.5, establishes for the parent Masisa S.A. and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:
Maintenance of the normal continuousness of the Company, maintenance of Properties needed for the normal course of business, the Company must follows the current laws and regulations, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3; The Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MMUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement, to do transactions with related parties at market conditions, forbiddance to make loans to any entity of the entrepreneurial group which is not the issuing company or any of its subsidiaries or allied.

2.- Banco de Crédito e Inversiones

The loan entered by Masisa Argentina S.A. with Banco de Crédito e Inversiones for MMUS$12.5, establishes for the parent and /or their branch subsidiaries some obligations that are normal in this kind of agreement, such as the ones as follows, in the specific terms and conditions as appears in the respective loan agreement:
Maintenance of the normal continuousness of the Company, send opportunely the financial information of the Company, the Company must maintain e insurance over their principal assets following the industry standards, the Company must maintain a Leverage Ratio not higher than 0,9 times, the Company must maintain a hedge over financial expenses not lower than 3, the Company must maintain Consolidated Tangible Net Worth of not less than an amount equal to MMUS$345, the forbiddance to some guarantees over their assets except in the conditions settled in the agreement.

- Inversiones Coronel Limitada

Dated may 30th 2002, was received from the Servicio de Impuestos Internos (Taxes Government Office) a liquidation of THCH$406,545 due to supposed differences in the determination of the income taxes. The Company have not made provisions accounts for this concept due to that, in aggregate the advisers considers that the claim presented by the company contains the necessary elements to leave without effect that liquidation.

- Forestal Argentina S.A.

The loans entered by the Company with Banco Dredner A.G. and Banco Security and received during 2001 include some obligations that are normal in this kind of agreement. With respect to the Banco Security credit, the same terms and obligations apply as the terms and obligations indicated in the contract with Banco Dresdner.

As of the date above, the covenants affecting the Company were as follows:

  The ratio between EBITDA and financial expenses must be higher or equal to 1.2 times.

  Maintenance of a shareholder’s equity not lower than US$ 37 millon.

The following table resumes the contingencies and covenants and guarantees assumed by the company

Institution	Debtor		Guaranty Type	Compromised Assets		Outstanding amount as of the end of the period		Liberation of guarantees
	Name	Relation		Type	Account value	09/30/2004	09/30/2003	09/30/2005	Assets	09/30/2006	Assets	09/30/2007	Assets
Security Bank	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	1,873	1,873	2,808	940	0	933	0	0	0
Dresdner Bank Lanteiamerica	Forestal Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	5,053	5,053	6,050	2,053	0	2,000	0	1,000	0
Comerica Bank	Masisa Overseas Ltd.	Subsidiary of Subsidiary	Suretyship	Net Worth	13,010	13,010	15,181	4,439	0	4,286	0	4,285	0
Citibank N.A.	Masisa Overseas Ltd.	Subsidiary of Subsidiary	Suretyship	Net Worth	658	658	58,916	658	0	0	0	0	0
The Bank of Nova Scotia	Masisa Overseas Ltd.	Subsidiary of Subsidiary	Suretyship	Net Worth	25,134	25,134	25,122	3,884	0	7,500	0	7,500	0
Private Placement	Masisa Overseas Ltd.	Subsidiary of Subsidiary	Suretyship	Net Worth	37,120	37,120	46,400	10,120	0	9,000	0	9,000	0
Banco de Chile New York Branch	Masisa Overseas Ltd.	Subsidiary of Subsidiary	Suretyship	Net Worth	12,875	12,875	15,181	2,175	0	4,300	0	4,300	0
Rabobank Nederland	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	12,640	12,640	0	140	0	2,500	0	2,500	0
Banco de Credito e Inversiones	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	12,634	12,634	0	134	0	2,500	0	2,500	0
BankBoston	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	41	41	126	41	0	0	0	0	0
Banco del Desarrollo	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	1,515	1,515	0	1,515	0	0	0	0	0
BankBoston N.A.	Masisa Argentina S.A.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	7,521	0	0	0	0	0	0
ABN Amro Bank	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	0	0	118	0	0	0	0	0	0
Banco Bradesco – Acc	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	34	34	0	34	0	0	0	0	0
Banco Alfa – Acc.	Masisa do Brasil Ltda.	Subsidiary of Subsidiary	Suretyship	Net Worth	14	14	0	14	0	0	0	0	0

NOTE 25 –LIENS OBTAINED FROM THIRD PARTIES

Masisa S.A.

The Company has received guarantees, such as pledges, mortgages, endorsements of loan insurance policies, special mandates, surety bonds to guarantee repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$3,241 (THUS$5,897 in 2003).

Forestal Tornagaleones S.A.

Tornagaleones has received guarantees to secure repayment to clients and fulfillment of obligations related to the Company’s business activities amounting to THUS$155 at September 30, 2004. (THUS$303 in 2003).

NOTE 26 – NATIONAL AND FOREIGN CURRENCY

a) Assets

The breakdown of all foreign currency accounts is as follows:

		Amount

Account	Currency	09/30/2004	09/30/2003

Cash	ThCh$ not adjustable	255	11,547
Cash	US$	4,355	4,829
Cash	ThAr$	442	2,386
Cash	Re	3,701	0
Cash	Mexican pesos	1,600	577
Cash	Sol	0	3
Time deposit	US$	8,484	0
Marketable securities (net)	U.F.	821	0
Account receivable	ThCh$ not adjustable	15,316	20,283
Account receivable	US$	27,973	8,131
Account receivable	ThAr$	1,794	2,490
Account receivable	Re	16,510	12,948
Account receivable	Mexican pesos	16,033	9,354
Notes receivable	ThCh$ not adjustable	2,708	2,243
Notes receivable	US$	2,608	3,920
Notes receivable	ThAr$	2,134	1,065
Notes receivable	Re	684	0
Sundry debtors	ThCh$ not adjustable	2,297	2,289
Sundry debtors	US$	2,574	868
Sundry debtors	ThAr$	781	2,300
Sundry debtors	Re	2,823	834
Sundry debtors	Mexican pesos	104	113
Notes and accounts receivable from related companies	ThCh$ not adjustable	126	0
Notes and accounts receivable from related companies	US$	5,255	2,502
Inventories	Adjustable ThCh$	4,881	4,192
Inventories	US$	78,018	73,870
Recoverable taxes	Adjustable ThCh$	216	243
Recoverable taxes	US$	5,037	2,470
Recoverable taxes	ThAr$	4,791	4,349
Recoverable taxes	Sol	54	229
Recoverable taxes	Re	500	490
Recoverable taxes	Mexican pesos	573	865
Prepaid expenses	ThCh$ not adjustable	2,594	877
Prepaid expenses	US$	124	157
Prepaid expenses	ThAr$	327	81
Prepaid expenses	Sol	61	0
Prepaid expenses	Re	474	325
Prepaid expenses	Mexican pesos	79	52
Deferred taxes	US$	0	837
Others currents assets	U.F.	1,031	0
Others currents assets	US$	393	31,987
Fixed assets	Adjustable ThCh$	88,268	77,700
Fixed assets	US$	535,224	549,609
Investments in other companies	Adjustable ThCh$	6	5
Investments in other companies	US$	48	4
Goodwill	US$	1,356	1,296
Negative goodwill	US$	(1,779)	(2,066)
Long term receivables	US$	2,607	452
Long term receivables	U.F.	0	82
Long term receivables	ThAr$	181	288
Long term receivables	Re	520	509
Notes and accounts receivables from related companies	US$	597	3,297
Others	ThCh$ not adjustable	228	0
Others	U.F.	5,151	505
Others	ThAr$	522	3,013
Others	Mexican pesos	670	680
Total Assets
	ThCh$ not adjustable	23,524	37,239
	US$	672,874	682,163
	ThAr$	10,972	15,972
	Re	25,212	15,106
	Mexican pesos	19,059	11,641
	Sol	115	232
	U.F.	7,003	587
	Adjustable ThCh$	93,371	82,140

b) Currents Liabilities

The breakdown of all foreign currency accounts is as follows:

		Until 90 days				90 days to 1 year

		09/30/2004		09/30/2003		09/30/2004		09/30/2003

Account	Currency	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate	Amount	Annual Rate

Due to banks and financial institutions short/term	U.F.	0	0	7,116	4,59%	0	0	0	0
Due to banks and financial institutions short/term	US$	1,563	2.77%	11,182	2.29%	4	0	41,451	2.31%
Due to banks and financial institutions short/term	Re	0	0	118	0	0	0	0	0
Short/term portion of long/term liabilities to banks and financial institutions	U.F.	0	0	0	0	1,223	6,70%	2,227	6,70%
Short/term portion of long/term liabilities to banks and financial institutions	US$	3,647	2.73%	10,615	2.84%	12,970	2.79%	45,037	6,40%
Short/term portion of long/term liabilities to banks and financial institutions	ThAr$	24	0	24	0	16	0	62	0
Short term portion of long term Bond	U.F.	1,372	0	0	0	0	0	0	0
Short term portion of long term Bond	US$	10,120	8,06%	1,400	0	0	0	9,000	8,06%
Long/term liabilities due within one year	US$	81	10,50%	73	10,5%	111	10,50%	232	10,5%
Dividends payable	ThCh$ not adjustable	170	0	160	0	0	0	0	0
Accounts payable	ThCh$ not adjustable	8,159	0	4,607	0	0	0	0	0
Accounts payable	US$	11,088	0	9,320	0	0	0	0	0
Accounts payable	ThAr$	2,445	0	2,642	0	0	0	0	0
Accounts payable	Re	6,584	0	3,263	0	0	0	0	0
Accounts payable	Euro	140	0	2,982	0	0	0	0	0
Accounts payable	Swedish crown	0	0	156	0	0	0	0	0
Accounts payable	US$	0	0	68	0	0	0	0	0
Accounts payable	Mexican pesos	1,205	0	674	0	0	0	0	0
Notes payable	ThAr$	785	0	0	0	0	0	0	0
Sundry creditors	ThCh$ not adjustable	67	0	9	0	0	0	0	0
Sundry creditors	US$	1,410	0	1,322	0	0	0	0	0
Sundry creditors	Re	0	0	151	0	0	0	0	0
Notes and accounts payable to related companies	ThCh$ not adjustable	0	0	29	0	0	0	0	0
Notes and accounts payable to related companies	US$	4,100	0	2,051	0	0	0	0	0
Provisions	ThCh$ not adjustable	3,124	0	1,060	0	0	0	487	0
Provisions	US$	163	0	146	0	1,068	0	1,195	0
Provisions	ThAr$	678	0	21	0	0	0	311	0
Provisions	Re	1,480	0	923	0	0	0	0	0
Provisions	Sol	49	0	27	0	0	0	0	0
Provisions	Mexican pesos	168	0	309	0	0	0	0	0
Withholdings	ThCh$ not adjustable	660	0	587	0	0	0	0	0
Withholdings	US$	271	0	10	0	0	0	0	0
Withholdings	ThAr$	580	0	1,072	0	0	0	0	0
Withholdings	Re	1,216	0	521	0	0	0	0	0
Withholdings	Sol	0	0	3	0	0	0	0	0
Withholdings	Mexican pesos	1,136	0	55	0	0	0	0	0
Income tax	ThCh$ not adjustable	0	0	0	0	1,112	0	0	0
Income tax	US$	0	0	0	0	246	0	0	0
Income tax	SOL	0	0	0	0	185	0	0	0
Deferred taxes	US$	0	0	0	0	278	0	0	0
Unearned income	ThCh$ not adjustable	1	0	2	0	0	0	50	0
OTROS PASIVOS CIRCULANTES	US$	10	0	0	0	0	0	5	0
Total current liabilities
	U.F.	1,372	0	7,116	0	1,223	0	2,227	0
	US$	32,453	0	36,187	0	14,673	0	96,920	0
	Re	9,280	0	4,976	0	0	0	0	0
	ThAr$	4,512	0	3,759	0	16	0	373	0
	ThCh$ not adjustable	12,181	0	6,454	0	1,112	0	537	0
	Euro	140	0	2,982	0	0	0	0	0
	Swedish Crown	0	0	156	0	0	0	0	0
	Mexican pesos	2,509	0	1,038	0	0	0	0	0
	Sol	49	0	30	0	185	0	0	0

c) Long-Term Liabilities

Present period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	2,406	6.70%	0	0	0	0	0	0
Due to banks and financial institutions	US$	54,854	Libor+1.5%	21,100	Libor+1.5%	5,000	Libor+1.5%	0	0
Bonds	U.F.	21,174	5.30%	28,233	5.30%	26,129	5.30%	14,865	6.25%
Bonds	US$	18,000	8.06%	9,000	8.06%	0	0	0	0
Sundry creditors	ThCh$ not adjustable	38	0	0	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	671	0
Deferred taxes	US$	0	0	0	0	0	0	4,682	0
Other liabilities	ThCh$ not adjustable	0	0	0	0	0	0	1,385	0
Other liabilities	Re	7,464	0	4,496	0	0	0	0	0
Other liabilities	ThAr$	0	0	0	0	0	0	1,679	0
Total long-term liabilities
	U.F.	23,580	0	28,233	0	26,129	0	14,865	0
	US$	72,854	0	30,100	0	5,000	0	5,353	0
	ThCh$ not adjustable	38	0	0	0	0	0	1,385	0
	Re	7,464	0	4,496	0	0	0	0	0
	ThAr$	0	0	0	0	0	0	1,679	0

Past period

The breakdown of all foreign currency accounts is as follows:

		1 to 3 year		3 to 5 year		5 to 10 year		More of 10 year

Account	Currency	Amount	Rate	Amount	Rate	Amount	Rate	Amount	Rate

Due to banks and financial institutions	U.F.	4,371	6.70%	0	6.70%	0	0	0	0
Due to banks and financial institutions	US$	73,181	2.60%	41,471	2.70%	0	0	0	0
Due to banks and financial institutions	ThAr$	40	0	0	0	0	0	0	0
Bonds	US$	18,000	8.06%	18,000	8.06%	0	0	0	0
Sundry creditors	U.F..	18	1,19%	0	0	0	0	0	0
Sundry creditors	US$	192	10.50%	0	0	0	0	0	0
Provisions	US$	0	0	0	0	0	0	71	0
Deferred taxes	US$	0	0	0	0	0	0	5,685	0
Other liabilities	ThCh$ not adjustable	0	0	0	0	0	0	1,362	0
Other liabilities	ThAr$	0	0	0	0	0	0	1,679	0
Other liabilities	Re	3,592	0	3,089	0	0	0	0	0
Total long-term liabilities
	U.F.	4,389	0	0	0	0	0	0	0
	US$	91,373	0	59,471	0	0	0	5,756	0
	ThAr$	40	0	0	0	0	0	1,679	0
	ThCh$ not adjustable	0	0	0	0	0	0	1,362	0
	Re	3,592	0	3,089	0	0	0	0	0

NOTE 27 – SANCTIONS

During the period covered by these financial statements, the Superintendencia de Valores y Seguros no has not applied any type of sanction to the Company, nor to its Directors or the Chief Executive Officer of the Company.

NOTE 28 – SUBSEQUENT EVENTS

On October 5, 2004, the Company subscribed two derivatives contracts that imply the conversion to dollars of an amount of US$ 60 million of part of the debt corrsponding to the issuance of Bonds in Unidades de Fomento (UF) at the end of 2003. Additionally, on October 19, 2004, the company suscribed a derivatives contract that implies the conversion to mexican pesos of part of the debt denominated in dollars for an amount of US$ 20 million, with the purpose of reducing the exposure to the mexican peso generated by the operations of the Company’s Mexican subsidiary.

Other than the above mentioned, between September 30, 2004 and the emission date of this financial statements (October 25, 2004), no significant event that affects the financial situation of the company have taken place.

NOTE 29 – ENVIRONMENTAL

ENVIRONMENTAL CONSOLIDATED NOTE AS OF SEPTEMBER 30 2004

The company focuses its environmental policies through 2 perspectives,

1) Legal Aspects Concentrate all subjects related to authorization requests and certifications related to environmental matters.

2) Environmental management and Eco-Efficiency Under the concept that each process may be improved through an responsible y adequate environmental management, the company is constantly evaluating and developing projects to reduce cost and wastes in its production processes to accomplish the efficient manage of the resources, and finally, the implementation of the Environmental Management System Certification under international standards. The company has committed the following investments in its operating processes related to the environmental subject, Current Projects as of September,30, 2004

Projects	Budge	Amount
	MUS$	MUS$
Current	1,846	1,626
Completed during 2004	1,079	1,068
Completed during 2003	2,870	2,793

Disbursements by country:

Masisa Chile

Project	Budget	Amount Invested	Status
	MUS$	MUS$	09/30/2004	Objective

SCS Implementation and Certification	40	34	In progress
Installation of adocretes in chipping installations	29	30	Completed 2003	Pollution reduction
Fluid agitator, Cabrero Plant	17	14	Completed 2003	Water pollution reduction
Cleaning of water used in Chip washing process	48	45	Completed 2003	Water pollution reduction
Cleaning of water used in pressing process	26	24	Completed 2003	Water pollution reduction
Rain water evacuation	9	9	Completed 2003	Avoids the overflow of water
Betterment of the formaldehyde extraction process	8	6	Completed 2003	Reduction of pollution in the working environment

	178	163

The implementation and certification of ISO 14.001 of the environmental processes of all the industrial plants. The development and compliance evaluation of SGA with norms ISO 14.001 was done by Det Norske Veritas and accredited by the Dutch organism RVA.

Project	Budget	Amount Invested	Status
	MUS$	MUS$	09/30/2004	Objective

ISO 14001 projects, Chiguayante Plant	52	38	Completed 2003	Company does not pollute the environment
ISO 14001 projects, Mapal Plant	73	71	Completed 2003	Company does not pollute the environment
ISO 14001 projects, Ranco plant	73	73	Completed 2003	Company does not pollute the environment
ISO 14001 projects, Puschmann plant	26	22	Completed 2003	Company does not pollute the environment

	224	204

Masisa Argentina

Project	Budget	Amount Invested	Status
	MUS$	MUS$	09/30/2004	Objective

Eratic boiler convertion to sawdust	70	35	In progress	Eliminates the use of natural gas
Treatment of affluent liquids	18	13	In progress	Reutilization of affluent liquids
Implementation of ISO 14.001 norms at Concordia Plant	92	91	Completed 2004	Company does not pollute the environment
Construction of warehouse in the area of loading of sawdust	24	25	Completed 2003	Avoids the dispersion of sawdust during the loading / unloading of trucks.
Rain water drainage at Rucci street	38	38	Completed 2003	Avoids the overflow of water
Expansion of treatment of affluent liquids	90	93	Completed 2003	Reutilization of affluent liquids Safety of the plant.
Change in the energy source receptor plant	8	7	Completed 2003	Avoids the formation of residuals that create dust.
Closing of the walls of the drying areas of PB	6	6	Completed 2003	Contain the dispersion of sawdust
Plantation of trees (office whereabouts)	8	5	Completed 2003	Additional protection and noise reduction
Capacity increase of affluent liquids plant of MDF lines	90	93	Completed 2003	Improvement of affluent liquids quality
Rain water drainage	97	105	Completed 2003	Better drainage at Rucci street

	539	511

Masisa do Brasil

Project	Budget	Amount Invested	Status
	MUS$	MUS$	09/30/2004	Objective

Use of wood residuals in place of natural gas	1.075	1.025	In progress	Use of renewable energy instead of non renewable energy.
SGI – ISO 14001 and OSAS 18001 betterments	235	222	In progress	Company does not pollute the environment
Warehouse betterments	4	3	In progress	Various safety and environmental betterments
Ponta Grossa Plant betterments	135	27	In progress	Various safety and health betterments
SGA ISO 14.001 Implementation and Certification	147	138	Completed 2003	Company does not pollute the environment

	1.596	1.415

Masisa México

Project	Budget	Amount Invested	Status
	MUS$	MUS$	09/30/2004	Objective

Installation of natural light in roof	16	7	In progress	Reduce the consumption of energy
Sawdust burning L-2 control	10	8	In progress	Reduction in environmental pollution due to gas emissions
Implementation and Certification of SGA and OHSAS 18.000 security systems.	75	38	In progress	Company does not pollute the environment
Isolation of thermal oils ducts in preses L-1 and L-2	6	10	Completed 2004	Reduce fire hazard risk
Change of low cyclone chains L-1 and L-2	15	12	Completed 2004	Pollution reduction
Change of sifted feeder L-1	10	9	Completed 2004	Pollution reduction
Change in ducts and tops with leaks of L-1 and L-2 shavings	12	11	Completed 2004	Pollution reduction
Shavings transportation to L-1 dryer	15	12	Completed 2004	Pollution reduction
Reduction of formaldehyde emissions of presses L-1 and L-2	70	71	Completed 2004	Reduction of emissions in working area
L-2 dryer – L-1 dry silo connection	713	714	Completed 2004	Reduction of diesel consumption and pollution reduction
L-1 polish capabilities	489	461	Completed 2004	Pollution reduction
Optimum classification of raw material and transportation modification.	916	737	Completed 2004	Pollution reduction
Change of sifts	738	729	Completed 2004	Pollution reduction
Isolation of thermal oils ducts in preses L-1 and L-2	6	10	Completed 2004	Reduce fire hazard risk

	3.090	2.830

Forestal Argentina

Project	Budget	Amount Invested	Status
	MUS$	MUS$	09/30/2004	Objective

SGA implementation	0	63	In progress	ISO 14.001 certification

	0	63

Forestal Tornagaleones

Project	Budget	Amount Invested	Status
	MUS$	MUS$	09/30/2004	Objective

SGA ISO 14.001Implementation and Certification	0	151	Completed 2003	Company does not pollute the environment
OHSAS 18.000 Security Implementation and Certification	167	151	In progress	Safety

	167	302

NEWS RELEASE

MASISA S.A. REPORTS SOLID OPERATIONAL AND NET INCOME INCREASES FOR SIXTH CONSECUTIVE QUARTER IN ITS THIRD QUARTER 2004 FINANCIAL RESULTS

Santiago, Chile, November 5, 2004 --.MASISA S.A. (NYSE: MYS), Latin America’s leading particleboard, MDF and OSB manufacturer, announced today its consolidated financial results, stated in Chilean GAAP, for the third quarter and nine months ended September 30, 2004, reporting, for the sixth consecutive quarter, an improvement on its operational results and net income.

HIGHLIGHTS

  Operating income for the quarter reached US$22.0 million, 170.4% increase in comparison to the third quarter of 2003 and 15.6% higher than the operational result of 2004’s second quarter. Accumulated operating income for the first nine months of the year was US$52.6 million, 207.0% higher than the same year ago period.

  Revenue for the quarter reached US$106.5 million, a 7.8% increase over the second quarter, and a 44.0% increase year-over-year.

  Gross margin for the quarter was 31.4%, driven by improved product pricing and the greater share of higher value added products in the sales mix.

  Net income for the quarter totaled US$13.5 million, a 17.4% increase over the previous quarter and 251.8% higher than 2003’s third quarter. Accumulated net income for the first nine months of the year was US$33.3 million, an increase of 504.0% over the same period of 2003.

  Masisa benefited from consistent year-over-year improvement in its Latin American markets of Chile, Argentina, Brazil and Mexico.

  Masisa continued to suffer from export difficulties due to limited availability of cargo shipping, especially to Asia and the United States.

  Earnings per ADS for the third quarter reached US$0.44, a 252% increase in comparison to the third quarter of 2003. Earnings per ADS for the first nine months of the year reached US$1.08, a 504.0% increase in relation to the first nine months of 2003.

	Quarter ended on

	Sep 30, 2003	Dec 31, 2003	Mar 31, 2004	Jun 30, 2004	Sep 30, 2004

	US$ millon
Revenue	73.9	80.4	87.9	98.8	106.5
Gross Margin	17.9	19.6	22.4	30.4	33.5
Operating Income	8.1	8.2	11.6	19.0	22.0
Net Income	3.8	4.1	8.3	11.5	13.5
Margins (*)
Gross Margin	24.1%	24.4%	25.5%	30.8%	31.4%
Operating Margin	11.0%	10.2%	13.2%	19.2%	20.6%
Net Income Margin	5.2%	5.1%	9.4%	11.6%	12.7%
Change (**)
Revenue	13.5%	8.7%	9.3%	12.4%	7.8%
Gross Margin	16.4%	9.7%	14.3%	35.9%	10.0%
Operating Income	56.4%	0.7%	42.1%	63.3%	15.6%
Net Income	130.4%	6.8%	101.9%	38.9%	17.4%

*: As a percentage of Revenue
**: Compared to the previous quarter

MASISA reported third quarter net income of US$13.5 million, or US$0.44 per ADS, on net revenue of US$106.5 million. For the first nine months of 2004, net income was US$33.3, or US$1.08 per ADS, on revenue of US$293.1, which compares to a net income US$5.5 million, or US$0.18 per ADS, on revenue of US$201.5 million during the first nine months of 2003.

Operating income for the third quarter of 2004 reached US$22.0 million, 171.6% higher compared to the US$8.1 million in the third quarter of 2003. Operating income for the first nine months of 2004 was US$52.6, a 207.0% increase compared to the US$17.1 million obtained during the same period in 2003.

The primary factors that triggered quarter-over-quarter improvement in performance were:

  Steady recovery of volumes to pre-devaluation levels, as well as price increases in the Argentinean market

  Higher prices of MDF in Chile

  Improvements in MDF and OSB prices in Brazil

  Growing share of MDF moldings in the sales mix, a higher value added product

Although OSB prices peaked in April of 2004, demand for OSB is still strong in the United States and prices remain relatively high. This situation has permitted MASISA to substantially improve the performance of its OSB business, which is based in Brazil. However, limited availability of cargo shipping continues restricting the company’s exports, especially to Asia and the United States.

Consolidated quarter volume sales of particleboard, MDF and OSB increased by 10.7%, 15.6% and 14.4%, respectively, when compared to the same period in 2003. In relation to the second quarter of 2004, volumes changed by –2.0%, 2.4% and 238.4%, respectively.

Sales of MDF Moldings, a product that MASISA manufactures only since the third trimester of 2003, reached US$7.2 during the third quarter of the year, representing 8.2% of the consolidated revenue of the quarter.

The main factors that affected non-operating income during the third quarter were:

  An accounting loss primarily due to the appreciation effect of the Chilean peso against the US dollar given the company’s Chilean pesos denominated debt.

  As a consequence of the good results obtained during the current year, Masisa do Brasil changed its deferred taxes provision, reducing it by US$1.6 million.

MASISA has defined the US Dollar as its functional currency and reports its accounting results according to Chilean GAAP. The change in functional currency used in its accounting and financial reports was agreed during the Shareholder’s Meeting held on October 17th, 2003 and was authorized by the Servicio de Impuestos Internos (Chilean Tax Authority) and the Superintendencia de Valores y Seguros (Chilean Securities and Insurance Authority). All references to previous quarters of 2003 are restated to reflect this change.

MASISA, which listed its American Depositary Receipts on the NYSE in June 1993, is the leading Latin American manufacturer of MDF and particleboard, in its raw, melamine laminated and wood veneered versions. Through its subsidiary Forestal Tornagaleones S.A., MASISA participates in the forestry business in Chile and Argentina.

FINANCIAL SUMMARY

For the third quarter ended September 30, 2004:

The table below depicts MASISA’s consolidated financial highlights for the third quarter of 2004 and the percentage change when compared to the same period of 2003.

	Quarter ended on

	Sep 30, 2003	Sep 30, 2004	Change %

	US$ million

Revenue	73.9	106.5	44.0%
Gross margin	17.9	33.5	87.5%
SG&A	(9.7)	(11 .5	18.3%
Operating income	8.1	22.0	170.4%
Net income	3.8	13.5	251.8%

Depreciation	7.3	7.4	0.6%

Earnings per share (US$)	0.0041	0.0145	251.8%
Earnings per ADS (US$)	0.12	0.44	251.8%

*: One ADS is equal to 30 shares of common stock

For the nine months ended September 30, 2004:

The table below depicts MASISA’s consolidated financial highlights for the nine months ended September 30, 2004 and the percentage change when compared to the same period of 2003.

	Nine months ended on

	Sep 30, 2003	Sep 30, 2004	Change %

	US$ million

Revenue	201.5	293.1	45.5%
Gross margin	46.7	86.3	84.9%
SG&A	(29.6)	(33.7)	14.1%
Operating income	17.1	52.6	207.0%
Net income	5.5	33.3	504.0%
Depreciation	19.8	20.4	3.0%
Earnings per share (US$)	0.0059	0.0359	504.0%
Earnings per ADS (US$)	0.18	1.08	504.0%

*: One ADS is equal to 30 shares of common stock

Segments Information:

The following table presents results based on the source that originated the sale:

	Quarter ended on		Nine months ended on

	Sep 30, 2003	Sep 30, 2004	Sep 30, 2003	Sep 30, 2004

	US$ million		US$ million

Revenue
Chile	25.9	33.3	77.3	93.6
Argentina	18.5	23.5	47.5	62.2
Brazil	20.4	33.8	51.2	91.8
Mexico	9.5	14.7	24.8	41.2
FTG	3.7	4.6	11.3	12.6
Other (1)	(4.0)	(3.4)	(10.6)	(8.3)

Total	73.9	106.5	201.5	293.1

Gross Margin
Chile	7.1	8.7	19.4	22.6
Argentina	2.9	6.5	7.4	15.0
Brazil	4.7	13.3	12.6	35.0
Mexico	1.6	3.3	3.8	9.1
FTG	0.8	0.7	2.0	1.9
Other (1)	0.6	0.9	1.5	2.8

Total	17.9	33.5	46.7	86.3

Operating Income
Chile	3.3	3.7	6.9	8.5
Argentina	1.1	4.5	1.9	9.1
Brazil	2.9	11.1	8.0	28.5
Mexico	(0.1)	1.7	(1.1)	4.1
FTG	0.6	0.6	1.6	1.5
Other (1)	0.2	0.4	(0.2)	1.0

Total	8.1	22.0	17.1	52.6

Depreciation
Chile	2.7	2.8	8.5	8.3
Argentina	2.1	2.6	6.2	6.0
Brazil	2.1	1.7	4.2	5.2
Mexico	0.4	0.2	0.8	0.7
FTG	0.0	0.0	0.0	0.1

Total	7.3	7.4	19.8	20.4

(1): Other includes the elimination of inter-company sales.

Product Segments Information:

The following table shows MASISA’s net sales of boards and moldings. For each period, net sales of particleboard and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter ended on		Nine months ended on

	Sep 30, 2003	Sep 30, 2004	Sep 30, 2003	Sep 30, 2004

	US$ million		US$ million

PB - raw	6.5	8.8	22.1	27.7
PB - coated	15.2	19.9	45.5	55.6
Total PB	21.7	28.6	67.5	83.4
MDF - raw	26.0	35.5	77.8	97.2
MDF - coated	9.0	15.4	22.0	38.3
Total MDF	35.1	50.8	99.8	135.5
OSB	9.4	14.2	16.5	43.6

MDF Moldings	2.9	7.2	2.9	12.3

Total
(Boards and Moldings)	68.9	100.8	186.7	274.8

The following table shows MASISA’s physical volume sales in cubic meters of boards and moldings. For each period, physical volume sales in cubic meters of particleboard and MDF are broken down between raw board sales and coated (including both melamine-laminated and wood-veneered) board sales.

	Quarter ended on		Nine months ended on

	Sep 30, 2003	Sep 30, 2004	Sep 30, 2003	Sep 30, 2004

	thousand m3		thousand m3

PB - raw	62.8	67.0	206.0	218.1
PB - coated	68.6	78.4	208.8	224.5
Total PB	131.4	145.4	414.9	442.5
MDF - raw	150.5	164.3	435.3	499.1
MDF - coated	35.6	50.6	85.6	134.7
Total MDF	186.0	215.0	520.8	633.7
OSB	60.8	69.6	118.0	195.2

MDF Moldings	9.4	35.1	9.4	53.3

Total
(Boards and Moldings)	387.7	465.1	1,063.1	1,324.8

Markets Information

The following table presents net sales, by destination, in each of MASISA’s markets as a percentage of total consolidated net sales for each period.

	Quarter ended on		Nine months ended on

	Sep 30, 2003	Sep 30, 2004	Sep 30, 2003	Sep 30, 2004

Chile	22.0%	22.4%	28.0%	23.9%
Argentina	11.5%	11.5%	10.2%	10.5%
Brazil	26.7%	24.7%	26.1%	22.9%
Mexico	14.1%	14.4%	13.3%	14.3%
USA	5.8%	16.4%	3.5%	14.5%
Others	19.9%	10.6%	19.0%	13.9%

Production Costs Information

Average production costs for raw particleboard, MDF and OSB for each period are broken down as follows:

	Quarter ended on		Nine months ended on

	Sep 30, 2003	Sep 30, 2004	Sep 30, 2003	Sep 30, 2004

Wood	20.6%	20.7%	19.8%	20.0%
Chemicals	37.5%	38.6%	37.4%	39.0%
Energy	9.1%	9.3%	9.0%	9.3%
Labor	6.2%	6.2%	6.3%	6.3%
Depreciation	13.9%	11.7%	14.6%	12.4%
Others	12.7%	13.5%	12.8%	13.0%

MASISA S.A AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Quarter ended on,

	Sep 30,	Sep 30,	Jun 30,

	2003	2004	2004

Revenue	73.9	106.5	98.8
Cost of Goods Sold	(56.1)	(73.0)	(68.3)
Gross Margin	17.9	33.5	30.4
SG&A	(9.7)	(11.5)	(11.4)
Operating Income	8.1	22.0	19.0

Interest expense, net	(2.7)	(3.2)	(3.8)
Other income (expense)	(0.1)	(3.2)	(0.7)
Foreing exchange gain (losses)	0.0	(3.4)	1.0
Non-Operating Result	(2.8)	(9.8)	(3.4)

Income before income taxes and minority interest	5.3	12.2	15.6

Minority interest	(0.4)	(0.3)	(0.2)
Income taxes	(1.1)	1.6	(3.9)

Net Income	3.8	13.5	11.5

EPS (US$)	0.0041	0.0145	0.0124
Earnings per ADR (US$)	0.12	0.44	0.37

Due to rounding, numbers may not add up.

MASISA S.A AND SUBSIDIARIES

CONSOLIDATED INCOME STATEMENT

	Period ended on,

	Sep 30,	Sep 30,
	2003	2004

	US$ million

Revenue	201.5	293.1
Cost of Goods Sold	(154.8)	(206.8)
Gross Margin	46.7	86.3
SG&A	(29.6)	(33.7)
Operating Income	17.1	52.6

Interest expense, net	(8.7)	(10.5)
Other income (expense)	(0.3)	(4.5)
Foreing exchange gain (losses)	(0.2)	0.0
Non-Operating Result	(9.2)	(15.0)

Income before income taxes and minority interest	8.0	37.7

Minority interest	(1.1)	(0.4)
Income taxes	(1.3)	(4.0)

Net Income	5.5	33.3

EPS (US$)	0.0059	0.0359
Earnings per ADR (US$)	0.18	1.08

Due to rounding, numbers may not add up.

MASISA S.A AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

ASSETS

	Sep 30,	Sep 30,
	2003	2004

	US$ million

Cash	19.3	10.4
Time deposits	0.0	9.3
Accounts receivables	66.8	94.3
Notes and accounts receivable from related companies	2.5	5.4
Inventories	78.1	82.9
Recoverable taxes	9.5	11.2
Other current assets	33.5	5.1
Total Current Assets	209.7	218.5

Property, Plant & Equipment	627.3	623.5

Investments in unconsolidated affiliates	0.0	0.0
Goodwill and negative goodwill, net	-0.8	-0.4
Long-term receivables	1.3	3.3
Notes and accounts receivables from related companies	3.3	0.6
Other assets	4.2	6.6
Total Other Assets	8.1	10.1

TOTAL ASSETS	845.1	852.1

Due to rounding, numbers may not add up.

MASISA S.A AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEET

LIABILITIES & SHAREHOLDERS’ EQUITY

	Sep 30,	Sep 30,
	2003	2004

	US$ million

Short-term bank borrowings	59.9	1.6
Current potion of long-term bank borrowings	58.0	17.9
Other long-term borrowings due within one year	10.7	11.7
Dividends payable	0.2	0.2
Accounts payable	25.2	31.9
Notes and accounts payable to related companies	2.1	4.1
Accrued liabilities	6.7	10.5
Other current liabilities	0.1	1.8
Total Current Liabilities	162.8	79.6

Long-term bank borrowings	119.1	83.4
Other long-term borrowings	36.0	117.4
Deferred income taxes	5.7	4.7
Other long-term liabilities	10.0	15.7
Total Long Term Liabilities	170.8	221.2

Minority Interest	64.4	68.3

Common stock	237.0	237.0
Reserves	58.8	61.1
Retained earnings	151.4	184.9
Total Shareholders' Equity	447.2	483.1

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	845.1	852.1

Due to rounding, numbers may not add up.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2004

Masisa S.A.

By:	/S/ Carlos Marín
Carlos Marín Chief Financial Officer